                                                Filed Pursuant to Rule 424(b)(4)
                                            Registration Statement No. 333-70417

PROSPECTUS

                                3,575,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                                 --------------

    We are offering and selling 1,000,000 shares of common stock with this prospectus. Certain of our stockholders are offering and selling 2,575,000 shares of common stock with this prospectus. We will not receive any of the proceeds from the sale of shares by the selling stockholders. Our shares are traded on the Nasdaq National Market under the symbol "VECO." On February 2, 1999, the last reported sale price of our common stock on the Nasdaq National Market was $53 1/8 per share.

    INVESTING IN THE COMMON STOCK INVOLVES RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 5 OF THIS PROSPECTUS.

                               -----------------

                                                                 PER SHARE       TOTAL
                                                                -----------  --------------
Public Offering Price.........................................      $52.00     $185,900,000
Underwriting Discount.........................................       $2.34       $8,365,500
Proceeds, before expenses, to Veeco...........................      $49.66      $49,660,000
Proceeds to Selling Stockholders..............................      $49.66     $127,874,500

    The underwriters may also purchase up to an additional 150,000 shares from us and 386,250 shares from the selling stockholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

    The shares of common stock will be ready for delivery in New York, New York on or about February 8, 1999.

                               ------------------

MERRILL LYNCH & CO.

      DONALDSON, LUFKIN & JENRETTE

             NATIONSBANC MONTGOMERY SECURITIES LLC

                   SALOMON SMITH BARNEY

                          SOUNDVIEW TECHNOLOGY GROUP

                               ------------------

                The date of this prospectus is February 2, 1999.

                                   [Artwork]

                               TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                              ---------
Where You Can Find More Information.........................................................................         iv
Incorporation of Certain Documents by Reference.............................................................         iv
Prospectus Summary..........................................................................................          1
Special Note Regarding Forward Looking Statements...........................................................          5
Risk Factors................................................................................................          5
Recent Developments.........................................................................................         11
Use of Proceeds.............................................................................................         11
Dividend Policy.............................................................................................         11
Price Range of Common Stock.................................................................................         12
Capitalization..............................................................................................         13
Selected Consolidated Financial Data........................................................................         14
Management's Discussion and Analysis of Financial Condition and Results of Operations.......................         16
Business....................................................................................................         23
Management..................................................................................................         32
Selling Stockholders........................................................................................         35
Underwriting................................................................................................         37
Legal Matters...............................................................................................         39
Experts.....................................................................................................         39
Index to Consolidated Financial Statements and Financial Statement Schedule.................................        F-1

                            ------------------------

    You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

    THE INFORMATION IN THIS PROSPECTUS MAY NOT CONTAIN ALL OF THE INFORMATION THAT MAY BE IMPORTANT TO YOU. YOU SHOULD READ THE ENTIRE PROSPECTUS, AS WELL AS THE DOCUMENTS INCORPORATED BY REFERENCE IN THE PROSPECTUS, BEFORE MAKING AN INVESTMENT DECISION. ALL REFERENCES TO "WE", "US", "OUR", "VEECO" OR THE "COMPANY" IN THIS PROSPECTUS MEANS VEECO INSTRUMENTS INC. AND ALL ENTITIES OWNED OR CONTROLLED BY VEECO INSTRUMENTS INC., EXCEPT WHERE IT IS MADE CLEAR THAT THE TERM MEANS ONLY THE PARENT COMPANY.

                      WHERE YOU CAN FIND MORE INFORMATION

    We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, therefore, we file reports, proxy statements, information statements and other information with the Securities and Exchange Commission (the "Commission"). You may inspect and copy this information (at prescribed rates) at the Commission's public reference facilities at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Please call the Commission at 1-800-SEC-0330 for more information on its public reference rooms. The Commission also maintains an Internet Website at http://www.sec.gov that contains reports, proxy statements and information statements and other information regarding issuers that file electronically with the Commission. In addition, this information may also be inspected at the offices of the National Association of Securities Dealers, Inc., located at 1735 K Street, N.W., Washington, D.C. 20006.

    We have filed with the Commission a Registration Statement (which contains this prospectus) on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). The Registration Statement relates to the Common Stock offered by us and the Selling Stockholders. This prospectus does not contain all of the information set forth in the Registration Statement and its exhibits and schedules. Statements contained in this prospectus as to the contents of any document referred to are not necessarily complete, and in each instance we refer you to the copy of such document filed as an exhibit to the Registration Statement. For further information with respect to us and the securities offered hereby, we refer you to the Registration Statement and its exhibits and schedules, which may be obtained at the locations described in the preceding paragraph.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Commission allows us (File No. 0-16244) to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we later file with the Commission will automatically update and supersede the information in this prospectus. Accordingly, we incorporate by reference the documents listed below and any future filings we make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act:

    - The description of our Common Stock which is contained in our Registration Statement on Form S-1 filed with the Commission on June 27, 1995 and any amendments or reports filed for the purpose of updating such description.

    - Our Annual Report on Form 10-K for the year ended December 31, 1997, as amended.

    - Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998, in each case, if applicable, as amended.

    - Our Proxy Statement dated May 9, 1998.

    - Our Current Reports on Form 8-K filed with the Commission on February 13, 1998, March 9, 1998, August 11, 1998, January 11, 1999 and January 22,
      1999.

    All documents which we subsequently file pursuant to Section 13(a), 13(c), 14, or 15(d) of the Exchange Act prior to the termination of the offering shall be deemed to be a part of this prospectus from the date of filing of such documents. These documents are or will be available for inspection or copying at the locations identified above under the caption "Where You Can Find More Information". Information that we file with the Commission after the date of this prospectus will automatically update and supersede the information contained or incorporated by reference in this prospectus.

    We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any and all of the documents that have been incorporated by reference in this prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference). You should direct requests for documents to Veeco Instruments Inc., Terminal Drive, Plainview, New York 11803,
Attention: Secretary. The telephone number is (516) 349-8300.

    Veeco, UPA, Xpert, Microetch, Wyko, TappingMode and Dektak are our trademarks, SXM is a trademark of International Business Machines Corporation and Windows is a trademark of Microsoft Corporation.

                               PROSPECTUS SUMMARY

    THIS SUMMARY MAY NOT CONTAIN ALL OF THE INFORMATION THAT MAY BE IMPORTANT TO YOU. YOU SHOULD READ THE ENTIRE PROSPECTUS, INCLUDING THE FINANCIAL DATA AND RELATED NOTES, BEFORE MAKING AN INVESTMENT DECISION.

                                  THE COMPANY

    We design, manufacture, market and service a broad line of equipment primarily used by manufacturers in the data storage and semiconductor industries. Our metrology, or measurement, equipment is primarily used to provide critical measurements such as thickness, width, height, angle and roughness of certain features on thin film magnetic heads used in hard disk drives, as well as on semiconductor devices. This metrology equipment allows customers to monitor their products throughout the manufacturing process in order to improve yields, reduce costs and improve product quality. Our second major product area, process equipment, either deposits or removes various materials as an integral part of the production of current and next generation thin film magnetic heads. We sell our products throughout the world to data storage and semiconductor industry customers, including leading companies such as IBM, Seagate and Read-Rite.

    The industries we serve produce storage devices and semiconductors used in a wide range of technology products, including personal computers and servers, as well as in emerging product areas such as television set-top boxes, digital cameras and personal digital assistants. These products continually require smaller, faster and less expensive microelectronic components, including thin film magnetic heads and semiconductor devices. Devices with smaller feature sizes and higher levels of performance require more manufacturing steps which, in turn, require increased use of precise etching, deposition and metrology equipment in the manufacturing process. As a result, manufacturers of thin film magnetic heads and semiconductor devices are required to increase their investments in advanced manufacturing equipment capable of producing these components as quickly and cost-effectively as possible, thereby driving the demand for the types of products we sell. We work closely with our customers to understand their next generation technology roadmaps in order to help them develop and refine critical manufacturing processes and achieve their product objectives.

    Our corporate strategy focuses on providing our data storage and semiconductor customers with technical expertise and equipment to improve the quality of their products and reduce the time it takes them to bring new products to market. Key elements of our strategy include:

    - Expanding our product lines to be the leading full service metrology and process equipment supplier to data storage manufacturers, and focusing on emerging applications for our metrology equipment in the semiconductor industry

    - Capitalizing on our technology expertise and working closely with our customers to develop next-generation products

    - Pursuing strategic mergers and acquisitions to provide our customers with a broad range of complementary products and technologies

    - Identifying important trends in technology in order to capitalize on particular areas of growth

    - Utilizing our global sales and service network to provide world class support to our customers for existing and future products

    During the last several years, we have increased our focus on metrology equipment, as demonstrated by our mergers with Wyko Corporation in July 1997 and Digital Instruments, Inc. in May 1998. These mergers significantly broadened our metrology product offerings. For the nine months ended September 30, 1998, our metrology product line accounted for 62.8% of our net sales.

    Our principal executive offices are located at Terminal Drive, Plainview, New York 11803, and our telephone number is (516) 349-8300.

                                  THE OFFERING

    EXCEPT AS OTHERWISE NOTED, ALL SHARE AND PER SHARE INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION.

Common Stock offered by the Company..........  1,000,000 shares

Common Stock offered by the Selling
  Stockholders...............................  2,575,000 shares

    Total Offering...........................  3,575,000 shares

Common Stock outstanding as of
  February 2, 1999...........................  14,846,697 shares

Common Stock to be outstanding after the
  Offering...................................  15,846,697 shares. This does not include (1)
                                               1,801,129 shares of Common Stock reserved for
                                               issuance upon exercise of stock options
                                               (options to purchase 1,681,455 of which were
                                               outstanding as of February 2, 1999) and (2)
                                               176,898 shares of Common Stock reserved for
                                               issuance pursuant to the Veeco Instruments
                                               Inc. Employee Stock Purchase Plan.

Risk Factors.................................  Investing in our Common Stock involves a high degree of risk. See "Risk Factors."

Use of Proceeds..............................  For capital expenditures, working capital and general corporate purposes, including
                                               potential acquisitions. See "Use of
                                               Proceeds."

                                               We will not receive any proceeds from the
                                               sale of shares in the offering by the Selling
                                               Stockholders.

Nasdaq National Market Symbol................  VECO

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                    NINE MONTHS ENDED
                                                                   YEAR ENDED DECEMBER 31,            SEPTEMBER 30,
                                                              ----------------------------------  ----------------------
                                                                 1995        1996        1997        1997        1998
                                                              ----------  ----------  ----------  ----------  ----------
STATEMENT OF INCOME DATA (1):
Net sales...................................................  $  123,976  $  165,059  $  216,728  $  158,952  $  155,345
Cost of sales...............................................      61,693      83,521     110,680      80,829      83,883
                                                              ----------  ----------  ----------  ----------  ----------
Gross profit................................................      62,283      81,538     106,048      78,123      71,462
Costs and expenses..........................................      38,774      48,045      65,954      45,974      51,549
Merger and reorganization expenses (2)......................      --          --           2,250       2,250       7,500
Write-off of purchased in-process technology................      --          --           4,200       4,200      --
                                                              ----------  ----------  ----------  ----------  ----------
Operating income............................................      23,509      33,493      33,644      25,699      12,413
Interest expense (income), net..............................         179        (345)          7         (79)        748
                                                              ----------  ----------  ----------  ----------  ----------
Income before income taxes..................................      23,330      33,838      33,637      25,778      11,665
Income tax provision........................................       2,497       6,941       7,610       5,927       3,499
                                                              ----------  ----------  ----------  ----------  ----------
Net income..................................................  $   20,833  $   26,897  $   26,027  $   19,851  $    8,166
                                                              ----------  ----------  ----------  ----------  ----------
                                                              ----------  ----------  ----------  ----------  ----------
Net income per common share.................................  $     1.52  $     1.89  $     1.81  $     1.38  $     0.56
Diluted net income per common share.........................  $     1.48  $     1.86  $     1.75  $     1.33  $     0.55
Weighted average shares outstanding.........................      13,750      14,251      14,392      14,365      14,577
Diluted weighted average shares outstanding.................      14,068      14,490      14,908      14,879      14,813

PRO FORMA PRESENTATION (3):
  Income before income taxes................................  $   23,330  $   33,838  $   33,637  $   25,778  $   11,665
  Pro forma income tax provision............................       7,054      12,963      12,817       9,850       4,316
                                                              ----------  ----------  ----------  ----------  ----------
  Pro forma net income......................................  $   16,276  $   20,875  $   20,820  $   15,928  $    7,349
                                                              ----------  ----------  ----------  ----------  ----------
                                                              ----------  ----------  ----------  ----------  ----------
  Pro forma net income per common share.....................  $     1.18  $     1.46  $     1.45  $     1.11  $     0.50
  Pro forma diluted net income per common share.............  $     1.16  $     1.44  $     1.40  $     1.07  $     0.50

                                                                                        AS OF SEPTEMBER 30, 1998
                                                                                       --------------------------
                                                                                                    AS ADJUSTED
                                                                                         ACTUAL         (4)
                                                                                       ----------  --------------
BALANCE SHEET DATA (1):
Cash and cash equivalents............................................................     $14,251        $63,311
Working capital......................................................................      77,844        126,904
Excess of cost over net assets acquired, net.........................................       4,220          4,220
Total assets.........................................................................     165,891        214,951
Long-term debt (including current installments)......................................      17,200         17,200
Shareholders' equity.................................................................     105,674        154,734

------------------------

(1) All financial information presented has been retroactively restated to reflect our mergers with Wyko Corporation in July 1997 and Digital Instruments, Inc. in May 1998, which have been accounted for as pooling of interests transactions.

(2) Merger and reorganization expenses principally related to the merger with Digital amounted to $7.5 million which was comprised of transaction fees and expenses of $3.3 million, a $1.6 million non-cash compensation charge, $1.4 million of duplicate facilities costs and $1.2 million of reorganization costs, all of which were charged to operating expenses during the nine-month period ended September 30, 1998. During 1997, the Company recorded a $2.3 million charge for merger related fees consisting of investment banking, legal and other transaction costs in connection with the merger with Wyko.

(3) Pro forma net income and pro forma earnings per share present income taxes as if Digital, which was merged with the Company in May 1998 in a transaction accounted for as a pooling of interests, had been a "C" corporation for all periods presented and, therefore subject to federal income taxes at the corporation level. Prior to the merger, Digital had elected "S" corporation status for income tax purposes and, therefore, was not subject to federal income taxes.

(4) Adjusted to reflect the sale of 1,000,000 shares of Common Stock offered by us in this prospectus at the offering price of $52.00 per share and after deducting the underwriting discounts and estimated offering expenses, and the application of the estimated net proceeds. See "Use of Proceeds" and "Capitalization."

               SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

    This prospectus and the documents incorporated by reference contain certain forward-looking statements including, without limitation, statements concerning our expectations of future sales, gross profits, research and development expenses, selling, general and administrative expenses, product introductions and cash requirements. Forward-looking statements often, although not always, include words or phrases such as "will likely result", "expect", "will continue", "anticipate", "estimate", "intend", "plan", "project", "outlook" or similar expressions. Actual results may vary materially from those expressed in such forward-looking statements. Factors which could cause actual results to differ from expectations include those set forth under "Risk Factors." We cannot be certain that our results of operations will not be adversely affected by one or more of these factors.

                                  RISK FACTORS

    AN INVESTMENT IN THE SHARES OFFERED BY THIS PROSPECTUS INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS AS WELL AS THE OTHER INFORMATION CONTAINED AND INCORPORATED BY REFERENCE IN THIS PROSPECTUS BEFORE DECIDING TO INVEST IN OUR COMMON STOCK.

    DEPENDENCE ON MICROELECTRONICS INDUSTRY; CYCLICALITY OF DATA STORAGE AND SEMICONDUCTOR INDUSTRIES. Our business depends in large part upon the capital expenditures of data storage and semiconductor manufacturers which accounted for the following percentages of our net sales for the periods indicated:

                                                              YEAR ENDED              NINE MONTHS
                                                             DECEMBER 31,                ENDED
                                                    -------------------------------  SEPTEMBER 30,
                                                      1995       1996       1997         1998
                                                    ---------  ---------  ---------  -------------
Data Storage......................................       33.4%      45.5%      53.2%        50.4%
Semiconductor.....................................       27.6%      23.0%      19.8%        22.5%

    The data storage and semiconductor industries have been characterized by cyclicality. These industries have experienced significant economic downturns at various times in the last decade, characterized by diminished product demand, accelerated erosion of average selling prices and production overcapacity. Recently, the data storage and semiconductor industries have experienced inventory oversupply and poor operating results and, as a result, our sales to data storage and semiconductor customers were weaker in 1998 than in 1997.

    FLUCTUATIONS IN QUARTERLY OPERATING RESULTS. Our quarterly results have fluctuated significantly in the past and we expect this trend to continue. Factors which affect our quarterly results include:

    - specific economic conditions in the data storage and semiconductor industries

    - the timing of significant orders

    - shipment delays

    - specific feature requests by customers

    - the introduction of new products by us and our competitors

    - production and quality problems

    - changes in the cost of materials

    - disruption in sources of supply

    - seasonal patterns of capital spending by customers

    - a downturn in the market for personal computers or other products incorporating data storage technology and semiconductors

    - market acceptance of our systems and our customers' products

    Many of these factors are beyond our control. If our net sales levels in a particular quarter do not meet expectations, our operating results will be adversely affected, which may have an adverse impact on our Common Stock price.

    RAPID TECHNOLOGICAL CHANGE; IMPORTANCE OF TIMELY PRODUCT INTRODUCTION. The data storage and semiconductor manufacturing industries are subject to rapid technological change and new product introductions and enhancements. Our ability to remain competitive will depend in part upon our ability to develop in a timely and cost effective manner new and enhanced systems at competitive prices and to accurately predict technology transitions. In addition, new product introductions or enhancements by our competitors could cause a decline in sales or loss of market acceptance of our existing products. Increased competitive pressure could also lead to intensified price competition resulting in lower margins, which could materially and adversely affect our business, financial condition and results of operations. Our success in developing, introducing and selling new and enhanced systems depends upon a variety of factors, including:

    - our product offerings

    - timely and efficient completion of product design and development

    - timely and efficient implementation of manufacturing processes

    - effective sales, service and marketing

    - product performance in the field

Because new product development commitments must be made well in advance of sales, new product decisions must anticipate both the future demand for the products under development and the equipment required to produce such products. We cannot be certain that we will be successful in selecting, developing, manufacturing and marketing new products or in enhancing existing products.

    LIMITED SALES BACKLOG. Our backlog at the beginning of a quarter typically does not include all sales required to achieve our sales objective for that quarter. Moreover, all customer purchase orders are subject to cancellation or rescheduling by the customer, generally with limited or no penalties. Therefore, backlog at any particular date is not necessarily representative of actual sales for any succeeding period. Our net sales and operating results for a quarter may depend upon orders we obtain for systems to be shipped in the same quarter that the order is received. In addition, we derive a substantial portion of our net sales in any fiscal period from the sale of a relatively small number of high-priced systems. As a result, the timing of recognition of revenue for a single transaction could have a material adverse effect on our sales and operating results. Our business and financial results for a particular period could be materially and adversely affected if an anticipated order for even one system is not received in time to permit shipping during the period.

    HIGHLY COMPETITIVE INDUSTRY. The data storage and semiconductor capital equipment industries are intensely competitive. Established companies, both domestic and foreign, compete with each of our product lines. Many of our competitors have greater financial, engineering, manufacturing and marketing resources than we do. A substantial investment is required by customers to install and integrate capital equipment into a production line. As a result, once a manufacturer has selected a particular vendor's capital equipment, we believe that the manufacturer generally relies upon that equipment for the specific production line application and frequently will attempt to consolidate its other capital equipment requirements with the same vendor. Accordingly, if a particular customer selects a competitor's capital equipment, we expect to experience difficulty in selling to that customer for a significant period of time. We believe that our ability to compete successfully depends on a number of factors both within and outside of our control, including:

    - price

    - product quality

    - breadth of product line

    - system performance

    - cost of ownership

    - global technical service and support

    - success in developing or otherwise introducing new products

We cannot be certain that we will be able to compete successfully in the future.

    DEPENDENCE ON PRINCIPAL CUSTOMERS; INDUSTRY CONCENTRATION. We rely on our principal customers for a significant portion of our sales. Our principal customers include International Business Machines Corporation ("IBM"), Seagate Technology, Inc. ("Seagate") and Read-Rite Corp. ("Read-Rite"). The following table sets forth the percentage of our net sales to such principal customers for the periods indicated:

                                                         YEAR ENDED                    NINE MONTHS
                                                        DECEMBER 31,                      ENDED
                                         -------------------------------------------  SEPTEMBER 30,
                                             1995           1996           1997           1998
                                         -------------  -------------  -------------  -------------
IBM....................................         0.9%           4.1%           5.9%          16.4%
Seagate................................        14.8%          10.5%          13.9%          10.3%
Read-Rite..............................         5.8%          10.6%          11.0%           6.9%
Next five top customers................         8.7%           7.8%          11.8%           8.7%

    If we lose a major customer, or a significant portion of our sales to any major customer, it could adversely affect our results of operations. Our ability to increase sales in the future will depend in part upon our ability to obtain orders from new customers. We cannot be certain that we will be able to do so. In addition, a relatively small number of large manufacturers, many of whom are our customers, dominate the data storage industry and, to a lesser extent, the semiconductor industry. If any of these large manufacturers discontinues its relationship with us or suffers economic setbacks, our results of operations could be materially and adversely affected.

    YEAR 2000. The Year 2000 Issue is the result of computer programs using two digits rather than four to define the applicable year. Any of our computer programs or hardware or other equipment that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

    Based on recent assessments, we have determined that we need to modify or replace portions of our business systems' software and certain hardware so that those systems will properly utilize dates beyond December 31, 1999. In 1997, we installed a new business system for our process equipment and industrial product lines which has been certified by the vendor as Year 2000 compliant. We are in the process of either testing or assessing the extent of upgrades or modifications required for our business systems for our metrology product lines. We are also in the process of installing a new business system for our sales and service offices in Europe that the vendor has certified is Year 2000 compliant. In addition, we are in the process of completing our inventory and assessment of our desktop systems and laptops. We currently use standard "off the shelf" vendor-supplied software on our desktop systems and laptops. Many of these vendors are still implementing their Year 2000 compliance programs and we will implement the Year 2000 compliant versions as required when those solutions are available. We believe that with these and other modifications or replacements of our business systems' existing software and certain hardware, our computer programs should be able to continue to operate effectively after December 31, 1999. However, if such modifications and replacements are not made, or are not completed in a timely manner, the Year 2000 Issue could have a material impact on our operations.

    In addition to our own systems, we rely directly and indirectly on external systems of our customers, suppliers, subcontractors, utilities providers and other third parties. We are currently in the process of asking our significant suppliers, subcontractors and utilities providers about their Year 2000 readiness. To date, we are not aware of any third party Year 2000 issues that would materially impact our results of operations, liquidity or capital resources. However, we have no means of ensuring that the third parties that we deal with will be Year 2000 ready. If the systems of any third parties with which we interact experience Year 2000 problems, our business, financial condition or results of operations could be materially and adversely affected. We cannot be certain that the systems of third parties with which we interact will not suffer from Year 2000 problems.

    Our new products are designed to be Year 2000 ready; however, some of our older products will require upgrades for Year 2000 readiness. We intend to provide upgrades for certain of these products, some of which will be provided to customers without charge. Notwithstanding these efforts, if any of our products fails to perform or causes a system malfunction due to the onset of Year 2000, customers could bring claims against us, which could have a material adverse effect on our business, results of operations or financial condition. Moreover, our customers could choose to convert to other Year 2000 ready products in order to avoid such malfunctions, which could have a material adverse effect on our business, results of operations or financial condition.

    We do not currently have any contingency plans and have not yet determined our most reasonably likely worst case scenario with respect to the Year 2000 Issue. We are currently in the process of reviewing our Year 2000 compliance plans to determine what contingency plans, if any, are appropriate. We cannot be certain that any of these measures will prevent the occurrence of Year 2000 problems, which could have a material adverse effect on our business, results of operations or financial condition.

    FOREIGN OPERATIONS. Our net sales to foreign customers represented approximately 50.8% of our total net sales in 1995, 51.7% in 1996, 43.2% in 1997 and 50.5% in the first nine months of 1998. We expect net sales to foreign customers will continue to represent a large percentage of our total net sales. International sales are subject to various risks, including:

    - changes in foreign currency exchange rates

    - political and economic instability

    - the greater difficulty of administering business abroad

    - the need to comply with a wide variety of foreign and U.S. export laws and regulatory requirements

    Many Pacific Rim countries have been and are continuing to experience economic difficulties, which has resulted in and could continue to result in reduced demand for our products from customers in this area.

    Our net sales denominated in foreign currencies represented approximately 10.3% of our total net sales in 1995, 7.3% in 1996, 6.3% in 1997 and 11.3% in the first nine months of 1998. We generally have not engaged in foreign currency hedging transactions.

    PATENTS AND OTHER INTELLECTUAL PROPERTY. Our success depends in part on our proprietary technology. Although we attempt to protect our intellectual property rights through patents, copyrights, trade secrets and other measures, we cannot be certain that we will be able to protect our technology adequately or that our competitors will not be able to develop similar technology independently. We cannot be certain that others will not independently develop similar products, duplicate our products or, if patents have been issued to us, design around our patents, nor can we be certain that we can meaningfully protect our trade secrets. In addition, we cannot be certain that we will not be sued by third parties alleging that we have infringed their patents or other intellectual property rights. If any third party sues us, our business, results of operations or financial condition could be materially and adversely affected.

    We have been notified by three of our customers that they have either received notices of infringement from, or been named as defendants in lawsuits filed by, the Lemelson Medical, Education & Research Foundation, Limited Partnership. According to these customers, Lemelson has alleged that the manufacture of certain semiconductor products by these customers and/or the equipment used to manufacture those semiconductor products infringes certain patents held by Lemelson. These customers have requested that we indemnify and defend them for any infringement by us of the patents owned by Lemelson. Based on our review of the products we sold to these customers, we do not believe we will have significant liability for any such infringement; however, we cannot be certain that we will not be determined to have significant liability, and if so, our business, results of operations or financial condition could be materially and adversely affected.

    DEPENDENCE ON KEY PERSONNEL. Our future success depends in part on our ability to attract and retain qualified management, technical, sales and support personnel for our operations. Competition for such personnel is intense. Specifically, the success of our business will be dependent upon the continued services of Edward H. Braun, our Chairman, Chief Executive Officer and President. If Mr. Braun's services were no longer available to us, our future operations could be materially and adversely affected. None of our key personnel is subject to a long-term employment agreement or an agreement not to compete with us. Accordingly, we cannot be certain that we will be able to retain our key personnel in the future. Failure to retain key personnel could have an adverse effect on our operations.

    GROWTH THROUGH MERGERS AND ACQUISITIONS. An important element of our growth strategy has been and continues to be the merger with and acquisition of businesses that complement, enhance or geographically expand our existing business segments or product lines. In April 1997, we acquired assets to develop a line of high performance physical vapor deposition equipment to complement our process equipment product line. In July 1997, we merged with Wyko Corporation and in May 1998 we merged with Digital Instruments, Inc., in each case to expand our metrology product offerings and customer base. We can give you no assurance, however, that we will be able to (a) maintain our recent growth rate through mergers and acquisitions, (b) identify suitable acquisition candidates and acquire such companies on favorable terms, (c) successfully integrate acquired businesses into our existing operations or realize the intended benefits of such acquisitions, or (d) retain sales representatives and key employees previously associated with acquired businesses. To complete future mergers or acquisitions, we may issue a significant number of shares of Common Stock and/or incur significant additional indebtedness, which could have a dilutive effect on our earnings or book value per share of Common Stock.

    VOLATILITY OF STOCK PRICE. The stock market in general and the market for shares of technology companies in particular have experienced extreme price fluctuations, which have often been unrelated to the operating performance of the affected companies. Many companies in the data storage, semiconductor and related equipment industries, including Veeco, have experienced dramatic volatility in the market prices of their common stock. We believe that a number of factors, both within and outside our control, could cause the price of our Common Stock to fluctuate, perhaps substantially. These factors include:

    - announcements of developments related to our business or our competitors' or customers' businesses

    - fluctuations in our financial results

    - general conditions or developments in the personal computer, data storage or semiconductor industry

    - potential sales of our Common Stock into the marketplace by Veeco or our stockholders

    - announcements of technological innovations or new or enhanced products by us or our competitors or customers

    - a shortfall in revenue, gross margin, earnings or other financial results or changes in research analysts' expectations

    - the limited number of shares of our Common Stock traded on a daily basis

    We cannot be certain that the market price of our Common Stock will not experience significant fluctuations in the future, including fluctuations that are material, adverse and unrelated to our performance.

    ANTI-TAKEOVER PROVISIONS. Our Board of Directors has the authority to issue up to 500,000 shares of Preferred Stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares without any further vote or action by the holders of the Common Stock. The rights of the holders of any Preferred Stock that may be issued in the future may adversely affect the rights of the holders of the Common Stock. The issuance of the Preferred Stock, while providing us with desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock, thereby delaying, deferring or preventing a change of control of Veeco. Furthermore, such Preferred Stock may have other rights including economic rights senior to the Common Stock, and as a result, the issuance of the Preferred Stock could have a material adverse effect on the market value of the Common Stock. We have no present plan to issue shares of Preferred Stock.

    Our Board of Directors is divided into three classes of directors with staggered terms. Directors are elected to three-year terms and the term of one class of directors expires each year. The existence of a classified board is designed to provide continuity and stability to our management, which results from directors serving for three-year, rather than one-year terms. The existence of a classified board is also designed to render certain hostile takeovers more difficult. The existence of a classified board may therefore have the effect of making it more difficult for a third party to acquire control of Veeco in certain instances, thereby delaying, deferring or preventing a change of control that a holder of Common Stock might consider in its best interest. Further, if stockholders are dissatisfied with the policies and/or decisions of the Board of Directors, the existence of a classified board will make it more difficult for the stockholders to change the composition (and therefore the policies) of the Board of Directors in a relatively short period of time.

    Furthermore, we may in the future adopt certain other measures that may have the effect of delaying, deferring or preventing a change in control of Veeco. Certain of such measures may be adopted without any further vote or action by the holders of the Common Stock. In addition, certain other provisions of our certificate of incorporation and by-laws relating to (a) actions required to be taken at a meeting of stockholders and (b) the percentage of stockholders required to call a special meeting of stockholders, may have anti-takeover effects, which may delay, defer or prevent a takeover attempt that a holder of Common Stock might consider in its best interest.

    SHARES ELIGIBLE FOR FUTURE SALE. Future sales of our Company's Common Stock in the public market, or the issuance of shares of Common Stock upon the exercise of stock options, or otherwise, could adversely affect the market price of the Common Stock. The 3,575,000 shares of Common Stock sold in this offering (4,111,250 if the underwriters' over-allotment option is exercised in full) will be freely transferable without restrictions or registration under the Securities Act. In addition, as of February 2, 1999, there were 1,801,129 shares of Common Stock reserved for issuance upon exercise of stock options. As of February 2, 1999, options to purchase 1,681,455 of such shares were outstanding and options to purchase 400,121 of such shares were fully vested and exercisable. In addition, our employees are entitled to purchase shares under the Veeco Instruments Inc. Employee Stock Purchase Plan. We are authorized to issue up to an additional 176,898 shares under the Employee Stock Purchase Plan. Any shares purchased thereunder will be eligible for sale following the expiration of applicable holding periods. Notwithstanding the foregoing, we have a securities trading policy which restricts our officers, directors and employees from engaging in transactions involving our securities, including the Common Stock, during certain specified periods.

    In addition, certain of our stockholders, who will hold in the aggregate 5,954,099 shares of Common Stock (not including shares of Common Stock subject to stock options) following this offering, are currently entitled to certain "piggy-back" registration rights with respect to such shares. In addition, certain of such holders are, and beginning May 29, 1999, certain other of such holders will be, entitled to certain demand registration rights with respect to such shares. If such holders, by exercising their registration rights, cause a large number of shares to be registered and sold in the public market, such sales may have an adverse effect on the market price for the Common Stock.

                              RECENT DEVELOPMENTS

    On January 21, 1999, Veeco reported unaudited sales and orders for the quarter and year ended December 31, 1998.

    For the quarter ended December 31, 1998, Veeco had sales of approximately $51 million, compared to sales of approximately $58 million for the quarter ended December 31, 1997. For the quarter ended December 31, 1998, sales of metrology products decreased 14% and sales of process equipment decreased 8%, as compared to the corresponding quarter of 1997.

    Veeco's orders for the quarter ended December 31, 1998 were approximately $62 million, compared to orders of approximately $51 million for the quarter ended December 31, 1997. For the quarter ended December 31, 1998, orders of metrology products increased 4% and orders of process equipment increased 117% over the corresponding quarter of 1997. Veeco's book-to-bill ratio was 1.20 to 1 for the quarter ended December 31, 1998.

    For the year ended December 31, 1998, Veeco had sales of approximately $207 million, compared to sales of approximately $217 million for the year ended December 31, 1997. In 1998, sales of metrology products increased 12% and sales of process equipment decreased 28%, as compared to 1997.

    Veeco's orders for the year ended December 31, 1998 were approximately $221 million, compared to orders of approximately $219 million for the year ended December 31, 1997. In 1998, orders of metrology products increased 12% and orders of process equipment decreased 7%, as compared to 1997. Veeco's book-to-bill ratio was 1.07 to 1 for the year ended December 31, 1998.

                                USE OF PROCEEDS

    The Company expects to receive approximately $49,060,000 (approximately $56,509,000 if the underwriters exercise their over-allotment option in full) from the sale of the 1,000,000 shares of Common Stock offered by the Company hereby at the public offering price of $52.00 per share, and after deducting the underwriting discount and estimated offering expenses payable by the Company. The Company expects to use the net proceeds of this offering: (1) for capital expenditures of between $10,000,000 and $15,000,000 over the next 12 to 18 months for additional clean manufacturing areas and expanded customer application laboratories and (2) for working capital and general corporate purposes, including potential acquisitions. Pending such uses, the Company expects to invest the net proceeds from the offering in short-term income producing investments. While the Company engages in discussions relating to potential acquisitions from time to time, no such transaction is contemplated as of the date of this prospectus.

    The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders offered hereby. See "Selling Stockholders."

                                DIVIDEND POLICY

    The Company has not paid dividends on its capital stock. The Company intends to retain future earnings, if any, for the development of its business and, therefore, does not anticipate that the Board of Directors of the Company will declare or pay any dividends on the Common Stock in the foreseeable future. In addition, the provisions of the Company's current credit facility limit the Company's ability to pay dividends. The Board of Directors of the Company will determine future dividend policy based on the Company's results of operations, financial condition, capital requirements and other circumstances.

                          PRICE RANGE OF COMMON STOCK

    The Company's Common Stock is traded on The Nasdaq National Market under the symbol "VECO." The following table sets forth the high and low closing prices of the Common Stock, for the periods indicated, as reported by The Nasdaq National Market.

                                                                               HIGH        LOW
                                                                             ---------  ---------

FISCAL 1997
First Quarter..............................................................  $   31.38  $   21.88
Second Quarter.............................................................      41.50      25.75
Third Quarter..............................................................      72.50      38.50
Fourth Quarter.............................................................      59.50      19.19

FISCAL 1998
First Quarter..............................................................  $   37.19  $   20.38
Second Quarter.............................................................      42.13      22.94
Third Quarter..............................................................      35.00      22.13
Fourth Quarter.............................................................      54.38      21.63

FISCAL 1999
First Quarter*.............................................................  $   62.25  $   52.13

------------------------

*   Information through February 2, 1999.

    On February 2, 1999, the last reported sale price for the Company's Common Stock on The Nasdaq National Market was $53 1/8. As of February 1, 1999, there were approximately 311 holders of record of the Company's Common Stock.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company (a) at September 30, 1998 and (b) as adjusted as of such date to give effect to the sale by the Company of 1,000,000 shares of Common Stock offered hereby at the public offering price per share of $52.00, and after deducting the underwriting discount and estimated offering expenses payable by the Company, and assuming that the Underwriters' overallotment option is not exercised. This table contains unaudited information and should be read in conjunction with the consolidated financial statements appearing elsewhere in this Prospectus.

                                                                                           SEPTEMBER 30, 1998
                                                                                         ----------------------
                                                                                           ACTUAL     ADJUSTED
                                                                                         ----------  ----------

                                                                                             (IN THOUSANDS)
                                                                                              (UNAUDITED)
Shareholders' equity:
  Preferred Stock, par value $0.01 per share; 500,000 shares authorized; no shares
    outstanding........................................................................  $   --      $   --
  Common Stock, par value $0.01 per share; 25,000,000 shares authorized; 14,739,617
    actual shares outstanding and 15,739,617 shares outstanding, as adjusted (1).......         147         157
  Additional paid-in capital...........................................................      60,228     109,278
  Retained earnings....................................................................      45,271      45,271
  Cumulative translation adjustment....................................................          28          28
                                                                                         ----------  ----------
  Total shareholders' equity...........................................................     105,674     154,734
                                                                                         ----------  ----------
    Total capitalization...............................................................  $  105,674  $  154,734
                                                                                         ----------  ----------
                                                                                         ----------  ----------

------------------------

(1) In each case, excludes (i) 1,878,857 shares of Common Stock reserved for issuance upon exercise of stock options and (ii) 206,250 shares of Common Stock reserved for issuance pursuant to the Veeco Instruments Inc. Employee Stock Purchase Plan as of September 30, 1998. As of September 30, 1998, options to purchase 1,744,436 shares of Common Stock were outstanding, of which options to purchase 364,102 shares of Common Stock were exercisable at a weighted average exercise price of approximately $18.31 per share.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The selected consolidated data of Veeco as of and for the years ended December 31, 1995 through 1997 have been derived from its audited consolidated financial statements and notes thereto, which are included elsewhere herein, and should be read in conjunction with such financial statements and notes thereto. The selected consolidated data of Veeco as of and for the nine-month periods ended September 30, 1997 and 1998 have been derived from its unaudited condensed consolidated financial statements and notes thereto, which are included elsewhere herein, and should be read in conjunction with such financial statements and notes. The selected consolidated financial data have been retroactively restated to reflect Veeco's mergers with Wyko Corporation in July 1997 and Digital Instruments, Inc. in May 1998, which have been accounted for as pooling of interests transactions.

                                                                                                       NINE MONTHS
                                                                          YEAR ENDED                      ENDED
                                                                         DECEMBER 31,                 SEPTEMBER 30,
                                                              ----------------------------------  ----------------------
                                                                 1995        1996        1997        1997        1998
                                                              ----------  ----------  ----------  ----------  ----------
                                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Net sales...................................................  $  123,976  $  165,059  $  216,728  $  158,952  $  155,345
Cost of sales...............................................      61,693      83,521     110,680      80,829      83,883
                                                              ----------  ----------  ----------  ----------  ----------
Gross profit................................................      62,283      81,538     106,048      78,123      71,462
Costs and expenses..........................................      38,774      48,045      65,954      45,974      51,549
Merger and reorganization expenses (1)......................      --          --           2,250       2,250       7,500
Write-off of purchased in-process technology................      --          --           4,200       4,200      --
                                                              ----------  ----------  ----------  ----------  ----------
Operating income............................................      23,509      33,493      33,644      25,699      12,413
Interest expense (income), net..............................         179        (345)          7         (79)        748
                                                              ----------  ----------  ----------  ----------  ----------
Income before income taxes..................................      23,330      33,838      33,637      25,778      11,665
Income tax provision........................................       2,497       6,941       7,610       5,927       3,499
                                                              ----------  ----------  ----------  ----------  ----------
Net income..................................................  $   20,833  $   26,897  $   26,027  $   19,851  $    8,166
                                                              ----------  ----------  ----------  ----------  ----------
                                                              ----------  ----------  ----------  ----------  ----------
Net income per common share.................................  $     1.52  $     1.89  $     1.81  $     1.38  $     0.56
Diluted net income per common share.........................  $     1.48  $     1.86  $     1.75  $     1.33  $     0.55
Weighted average shares outstanding.........................      13,750      14,251      14,392      14,365      14,577
Diluted weighted average shares outstanding.................      14,068      14,490      14,908      14,879      14,813

PRO FORMA PRESENTATION (2):
  Income before income taxes................................  $   23,330  $   33,838  $   33,637  $   25,778  $   11,665
  Pro forma income tax provision............................       7,054      12,963      12,817       9,850       4,316
                                                              ----------  ----------  ----------  ----------  ----------
  Pro forma net income......................................  $   16,276  $   20,875  $   20,820  $   15,928  $    7,349
                                                              ----------  ----------  ----------  ----------  ----------
                                                              ----------  ----------  ----------  ----------  ----------
  Pro forma net income per common share.....................  $     1.18  $     1.46  $     1.45  $     1.11  $     0.50
  Pro forma diluted net income per common share.............  $     1.16  $     1.44  $     1.40  $     1.07  $     0.50

                                                                    AS OF DECEMBER 31,      AS OF SEPTEMBER 30,
                                                                           1997                    1998
                                                                  ----------------------  -----------------------
                                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.......................................        $   20,444              $    14,251
Working capital.................................................            68,778                   77,844
Excess of cost over net assets acquired, net....................             4,318                    4,220
Total assets....................................................           159,631                  165,891
Long-term debt (including current installments).................            17,356                   17,200
Shareholders' equity............................................            93,758                  105,674

------------------------

(1) Merger and reorganization expenses principally related to the merger with Digital amounted to $7.5 million which was comprised of transaction fees and expenses of $3.3 million, a $1.6 million non-cash compensation charge, $1.4 million of duplicate facilities costs and $1.2 million of reorganization costs, all of which were charged to operating expenses during the nine-month period ended September 30, 1998. During 1997, the Company recorded a $2.3 million charge for merger related fees consisting of investment banking, legal and other transaction costs in connection with the merger with Wyko.

(2) Pro forma net income and pro forma earnings per share present income taxes as if Digital, which was merged with the Company in May 1998 in a transaction accounted for as a pooling of interests, had been a "C" corporation for all periods presented and, therefore, subject to federal income taxes at the corporation level. Prior to the merger, Digital had elected "S" corporation status for income tax purposes and, therefore, was not subject to federal income taxes.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    Veeco is a leader in the design, manufacture, marketing and servicing of a broad line of precision metrology and process equipment used to measure, test and manufacture microelectronic products for the data storage and semiconductor industries. Precision metrology equipment is primarily used to measure critical dimensions on thin film magnetic heads (TFMHs) and semiconductor devices. Process equipment is primarily used to etch and deposit materials in the manufacture of TFMHs.

    During the last several years, Veeco has increasingly emphasized its metrology product line, which accounted for $97.5 million or 62.8% of its net sales for the nine months ended September 30, 1998. This emphasis was demonstrated by the mergers with Wyko Corporation ("Wyko") in July 1997 and Digital Instruments, Inc. ("Digital") in May 1998. These mergers resulted in a broadening of the metrology product line by adding the optical interferometry products manufactured by Wyko and atomic force/scanning probe microscopes manufactured by Digital to the stylus profiler products manufactured by Veeco. Veeco's net sales for the first nine months of 1998 included $77.0 million attributable to sales of Wyko and Digital products. Veeco's financial condition and results of operations have been retroactively restated to reflect Veeco's mergers with Wyko and Digital, which have been accounted for as pooling of interests transactions.

RESULTS OF OPERATIONS

    The following table sets forth, for the periods indicated, the relationship (in percentages) of selected items of Veeco's consolidated statements of income to its total net sales:

                                                                                                     NINE MONTHS ENDED
                                                                             YEAR ENDED
                                                                            DECEMBER 31,               SEPTEMBER 30,
                                                                   -------------------------------  --------------------
                                                                     1995       1996       1997       1997       1998
                                                                   ---------  ---------  ---------  ---------  ---------
Net sales........................................................      100.0%     100.0%     100.0%     100.0%     100.0%
Cost of sales....................................................       49.8       50.6       51.1       50.9       54.0
                                                                   ---------  ---------  ---------  ---------  ---------
Gross profit.....................................................       50.2       49.4       48.9       49.1       46.0
Operating expenses:
  Research and development.......................................       10.7       10.7       11.3       10.9       13.2
  Selling, general and administrative............................       20.3       18.0       19.2       18.1       20.2
  Amortization...................................................        0.2        0.1        0.2        0.1        0.2
  Other-net......................................................        0.1        0.3       (0.2)      (0.2)      (0.4)
  Merger and reorganization expenses.............................     --         --            1.0        1.4        4.8
  Write-off of purchased in-process technology...................     --         --            1.9        2.6     --
                                                                   ---------  ---------  ---------  ---------  ---------
Total operating expenses.........................................       31.3       29.1       33.4       32.9       38.0
                                                                   ---------  ---------  ---------  ---------  ---------
Operating income.................................................       18.9       20.3       15.5       16.2        8.0
Interest expense (income), net...................................        0.1       (0.2)       0.0        0.0        0.5
                                                                   ---------  ---------  ---------  ---------  ---------
Income before income taxes.......................................       18.8       20.5       15.5       16.2        7.5
Income tax provision.............................................        2.0        4.2        3.5        3.7        2.3
                                                                   ---------  ---------  ---------  ---------  ---------
Net income.......................................................       16.8%      16.3%      12.0%      12.5%       5.2%
                                                                   ---------  ---------  ---------  ---------  ---------
                                                                   ---------  ---------  ---------  ---------  ---------

NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1997

    Net sales were $155.3 million for the nine months ended September 30, 1998 representing a decrease of $3.6 million or 2% from the comparable 1997 period. The decrease in sales reflects a 34% decrease in process equipment sales offset by a 23% increase in metrology sales. Sales in the U.S., Europe, Japan and Asia Pacific, respectively, accounted for 50%, 18%, 17% and 10%, respectively, of the Company's net sales for the nine months ended September 30, 1998. Sales in the U.S. decreased approximately 14%, while international sales included a 92% increase in Europe, a 21% increase in

Japan and a 48% decrease in Asia Pacific from the comparable 1997 period. The decrease in U.S. sales principally reflects reduced process equipment sales to data storage customers. The increase in European sales principally reflects increased process equipment sales to data storage customers along with increased metrology sales for data storage and semiconductor applications. The increase in sales in Japan principally reflects an increase in metrology sales. The decrease in sales in Asia Pacific principally reflects a decrease in sales of all product lines resulting from the economic downturn in that region. The Company believes that there will continue to be quarter to quarter variations in the geographic concentration of sales.

    Metrology sales of $97.5 million for the nine months ended September 30, 1998 increased by $18.0 million or 23% over the comparable 1997 period principally reflecting increased purchases of metrology products for in-line inspection of critical steps in data storage applications. Process equipment sales of $42.6 million for the nine months ended September 30, 1998 decreased by $22.1 million or 34% from the comparable 1997 period, as sales of ion beam etch products declined, partially offset by sales of new deposition equipment. Ion beam etch sales continue to be negatively affected by excess capacity in the data storage industry. Industrial measurement sales for the nine months ended September 30, 1998 of $15.2 million increased 2% over the comparable 1997 period.

    Veeco received $159.4 million of orders for the nine months ended September 30, 1998 representing a 5% decrease from $167.6 million of orders in the comparable 1997 period. Metrology orders increased 16% to $97.2 million reflecting increased purchases of in-line metrology products for production applications such as PTR (pole tip recession) measurements for new magnetoresistive (MR) and giant magnetoresistive (GMR) thin film magnetic heads. Process equipment orders decreased 27% to $48.9 million as a result of a reduction in orders of ion beam etch products reflecting weak data storage market conditions, including industry-wide overcapacity. The book-to-bill ratio for the nine months ended September 30, 1998 was 1.03 to 1.

    Gross profit for the nine months ended September 30, 1998 of $71.5 million represents a decrease of $6.6 million from the comparable 1997 period. Gross profit as a percentage of net sales decreased to 46.0% for 1998 from 49.1% for 1997, principally due to a decrease in gross margin for the process equipment product line. This decline resulted from lower sales volume, increased field support, warranty, facility and information system costs and the increase in sales of new deposition products with lower initial gross margins than established ion beam etch products. The metrology product line experienced higher field service and warranty costs as it expanded sales of production related inspection tools to data storage customers at a variety of international locations.

    Research and development expense for the nine months ended September 30, 1998 of $20.5 million increased by $3.3 million or 19% over the comparable period of 1997, as the Company continues to invest in new product development in each of its product lines with particular emphasis on in-line inspection tools in the metrology product line and deposition tools for its process equipment line.

    Selling, general and administrative expenses of $31.4 million for the nine months ended September 30, 1998 increased by $2.6 million compared to the comparable 1997 period as a result of increased costs to support the growth in the metrology product line along with investments made in customer sales and support including the transition to more direct sales and support coverage in Japan, Europe and Asia Pacific.

    As described in Note 2 to the Company's Consolidated Financial Statements for the nine months ended September 30, 1998, the Company recorded a $7.5 million pre-tax charge for merger and reorganization expenses principally related to the merger with Digital during such period. During the nine months ended September 30, 1997, the Company recorded a $4.2 million expense for the fair value of acquired in-process engineering and development projects and a $2.3 million charge for merger related fees consisting of investment banking, legal and other transaction costs in connection with the merger with Wyko Corporation.

    Income taxes for the nine months ended September 30, 1998 amounted to $3.5 million or 30% of income before income taxes as compared to $5.9 million or 23% of income before income taxes for the same period of 1997. These effective tax rates reflect Digital's "S" Corporation status for five months in 1998 (through the merger date) compared to a full year in 1997. As an "S" Corporation, Digital was not subject to federal income taxes at the corporation level.

YEARS ENDED DECEMBER 31, 1997 AND 1996

    Net sales were $216.7 million for the year ended December 31, 1997 representing an increase of approximately $51.7 million or 31.3%, when compared to the year ended December 31, 1996. The increase reflects growth in Veeco's process equipment and metrology product lines. Sales in the U.S. increased approximately 54.2%, while international sales included a 27.3% increase in Asia Pacific, a 5.2% increase in Europe and a 4.5% decrease in Japan.

    Veeco received approximately $218.0 million of orders in 1997 compared to approximately $186.1 million in 1996, reflecting both the increased demand for high density hard drives and the continued industry transition to the next generation MR thin film magnetic heads as well as increased semiconductor industry investment in advanced products. The book-to-bill ratio was 1.01 to 1 for the year ended December 31, 1997.

    Sales of metrology products increased by 22.5% to approximately $112.8 million in 1997 compared to 1996 principally as a result of increased sales of Wyko optical interferometers, Dektak stylus profilers and scatterometers, atomic force microscopes and Digital SPM systems. Sales of Wyko optical interferometers increased by 81%, reflecting increased acceptance by the semiconductor industry of non-contact optical measurement for advanced packaging. Sales of Dektak stylus profilers and scatterometers increased by 21% reflecting acceptance of new product introductions in the data storage and semiconductor industries. Atomic force microscope sales increased 15% reflecting increased demand for advanced semiconductor applications. Nano Scope Dimension SPM systems sales increased by approximately 16%, partially offset by a decrease in sales of Digital's other product groups. Sales of process equipment increased by 59% to approximately $84.5 million in 1997 compared to 1996, driven principally by increased demand from the data storage industry for equipment used in the production of MR and GMR heads for high density hard drives. Of this increase, approximately 39% was due to growth in volume, with the balance of the increase due to a shift in customer demand to multi-process modules with increased automation which resulted in an approximately 47% higher average selling price of a system. Sales of industrial measurement products were approximately $19.4 million in 1997, which remained relatively flat when compared to 1996.

    Gross profit increased to approximately $106.0 million, or 48.9% of net sales for 1997, compared to $81.5 million or 49.4% of net sales for 1996. This decrease in gross margin is principally attributable to a decrease in gross margin in Digital's scanning probe/atomic force microscopes from 57.4% in 1996 to 56.2% in 1997.

    Research and development expense increased by approximately $6.8 million to approximately $24.5 million, or 11.3% of net sales in 1997 compared to approximately $17.7 million or 10.7% of sales in 1996, due to increased R&D investment in process equipment and metrology. Increased R&D investment was made in process equipment in physical vapor deposition (PVD) and in ion beam deposition. In metrology, increased investments were made in Wyko optical interferometer products for both data storage and semiconductor market products along with investments in Dektak stylus profilers for the semiconductor, data storage and flat panel display markets and investments in Digital products for integrated circuit and data storage applications.

    Selling, general and administrative expenses increased by approximately $11.9 million to 19.2% of net sales in 1997 from 18.0% for 1996. Selling expense increased $9.0 million, principally due to higher sales commissions resulting from higher sales volume, increased compensation and travel expense as a result of additional sales and service personnel required to support Veeco's growth and an increase in advertising and marketing to support new products.

    Operating expenses in 1997 include merger costs incurred in connection with the merger with Wyko Corporation of approximately $2.3 million, consisting of investment banking, legal and other transaction costs. Operating expenses in 1997 also include the effect of a $4.2 million charge in connection with the acquisition of the PVD business pertaining to data storage of Materials Research Corporation representing the write-off of the fair values of in-process engineering and development projects that had not reached technological feasibility and have no future alternative uses.

    Income taxes amounted to $7.6 million or 22.6% of income before income taxes for 1997 as compared to $6.9 million or 20.5% of income before income taxes for 1996. The principal reason for the low effective tax rate when compared to the statutory income tax rate is due to Digital's "S" Corporation status. As an "S" Corporation, Digital was not subject to federal income taxes at the corporation level.

YEARS ENDED DECEMBER 31, 1996 AND 1995

    Net sales were $165.1 million for the year ended December 31, 1996 representing an increase of approximately $41.1 million, or 33.1%, for the fiscal year ended December 31, 1996 as compared to 1995. The increase reflects growth in all three of Veeco's product lines: process equipment, metrology and industrial measurement. Sales in the U.S. increased approximately 30.9%, while international sales included a 60.9% increase in Asia Pacific, a 32.1% increase in Japan and a 19.2% increase in Europe.

    Sales of metrology products increased by 27.2% to approximately $92.1 million in 1996 compared to 1995 principally as a result of increased sales of Wyko products for mass memory, semiconductor and microelectronic applications and IBM-manufactured SXM Workstations for semiconductor applications and increased sales in Digital scanning probe microscopes. Sales of process equipment increased by 60.2% to approximately $53.2 million in 1996 compared to 1995. Of this increase, approximately 55.9% is due to growth in volume, with the balance of the increase attributable to an approximately 27.7% higher average selling price of a system resulting from a shift in customer demand to multi-process modules with increased automation. This growth was principally driven by increased demand for mass memory storage due to the capacity ramp up in both MR and inductive thin film magnetic heads required in high density hard drives. Sales of industrial measurement products increased by 7.6% to approximately $19.8 million in 1996 compared to 1995 as a result of the introduction of new products in the leak detection product line.

    Veeco received approximately $186.1 million of orders in 1996 compared to approximately $141.8 million of orders in 1995 for a 31.2% increase. This resulted in a book-to-bill ratio of 1.13 to 1 for 1996.

    Gross profit increased to approximately $81.5 million, or 49.4% of net sales for 1996, compared to $62.3 million, or 50.2% of net sales for 1995. The decline in gross margin percentage was principally due to changes in product mix and geographic sales breakdown in metrology and industrial measurement product lines.

    Research and development expense increased by approximately $4.4 million to approximately $17.7 million, or 10.7% of net sales in 1996 compared to approximately $13.3 million or 10.7% of sales in 1995, as Veeco increased its R&D investment in each of its product lines with particular emphasis in process equipment and Digital products for integrated circuit and data storage applications.

    Selling, general and administrative expenses increased by approximately $4.6 million in 1996, but decreased as a percentage of sales to 18.0% for 1996 from 20.3% for 1995. Selling expense increased $3.6 million principally due to higher sales commissions resulting from higher sales volume, as well as increased compensation and travel expense as a result of additional sales and service personnel required to support Veeco's growth.

    Income taxes amounted to $6.9 million or 20.5% of income before income taxes for 1996 as compared to $2.5 million or 10.7% of income before income taxes for 1995. In each period the lower effective income tax rate when compared to the statutory income tax rate is impacted by Digital's "S" Corporation status. As an "S" Corporation, Digital was not subject to federal income taxes at the corporation level. Veeco's effective tax rate in 1995 was also lower as a result of Veeco recognizing previously unrecognized deferred tax assets.

LIQUIDITY AND CAPITAL RESOURCES

    Net cash provided by operations totaled $0.7 million for the nine months ended September 30, 1998 compared to $16.4 million for the comparable 1997 period. This change in cash provided from operations reflects a decrease in net income for the 1998 period of $11.7 million from the comparable 1997 period, along with the use of cash for changes in operating assets and liabilities. Accounts payable and accrued expenses and other current liabilities decreased by $5.5 million during the nine months ended September 30, 1998 while increasing $11.8 million during the comparable period of 1997. The decrease in accounts payable and accrued expenses and other current liabilities in 1998 reflects the payment of certain liabilities including a portion of the non-recurring merger related expenses and the reduction in customer deposits. The increase in accounts payable and accrued expenses and other current liabilities in 1997 reflect the growth in business in 1997 over 1996. Accounts receivable increased $1.5 million during the nine months ended September 30, 1998 while increasing $11.3 million during the comparable 1997 period.

    Net cash provided by operations totaled $18.1 million in 1997 compared to $23.4 million and $12.4 million in 1996 and 1995, respectively. Cash provided by operations in 1997 resulted from (i) net income plus non-cash charges of $32.4 million for depreciation and amortization and the write-off of purchased in-process technology plus (ii) increases of accounts payable, accrued expenses and other current liabilities, and other net operating assets and liabilities of $8.7 million, $4.5 million and $0.6 million, respectively. These items were partially offset by increases in accounts receivable, inventories and deferred income taxes of $12.8 million, $13.6 million and $1.7 million, respectively. Accounts receivable, inventory, and accounts payable increased primarily as a result of increased volume. Cash from operations in 1996 resulted from (i) net income plus non-cash charges for depreciation and amortization of $28.9 million plus (ii) increases of accounts payable, accrued expenses and other current liabilities, and other net operating assets and liabilities of $2.9 million, $4.1 million and $1.2 million, respectively. These items were partially offset by increases in accounts receivable, inventories and deferred income taxes of $4.2 million, $8.7 million and $0.9 million, respectively. The increases in accounts receivable, inventories, accounts payable and accrued expenses are attributable to the increased 1996 sales volume.

    Veeco made capital expenditures of $6.2 million for the nine month period ended September 30, 1998, compared to $5.8 million in the comparable 1997 period. Capital expenditures in 1998 were principally for engineering and application lab equipment. Veeco used $25.4 million for investing activities in 1997 compared to $4.1 million and $1.4 million in 1996 and 1995, respectively. Cash used for investing activities in 1997 primarily related to the PVD acquisition ($4.4 million) and capital expenditures ($21.0 million). Capital expenditures in 1997 were principally for a parcel of land and a building, manufacturing facilities, laboratory and test equipment and business system upgrades. Cash used in investing activities in 1996 and 1995 were for capital expenditures.

    Veeco used $0.2 million of cash in financing activities for the nine month period ended September 30, 1998 compared to $6.3 million for the comparable 1997 period. The use of cash in 1997 resulted from distributions to former Digital shareholders of $8.0 million partially offset by proceeds from the sale of Common Stock. Veeco generated $1.6 million of cash from financing activities in 1997 compared to a use of $14.0 million in 1996 and generation of $4.4 million of cash from investing activities in 1995. Cash used in 1996 and generated in 1997 principally resulted from distributions of $14.0 million and $10.0 million, respectively, to former Digital shareholders partially offset by the proceeds from the sale of Common Stock in 1996 and 1997, and proceeds from long-term debt in 1997.

    The Company has a $30.0 million Credit Facility (the "Credit Facility") which may be used for working capital, acquisitions and general corporate purposes. The Credit Facility bears interest at the prime rate of the lending banks, but is adjustable to a maximum rate of 3/4% above the prime rate in the event the Company's ratio of debt to cash flow exceeds a defined ratio. A LIBOR-based interest rate option is also provided. As of December 31, 1998 there were no amounts outstanding under the Credit Facility. The Credit Facility is secured by substantially all of the Company's personal property.

    The Company will be required to repay promissory notes owed to former stockholders of Digital in the aggregate principal amount of $8,000,000 when they become due in March 2000. The notes bear interest at an annual rate of 7.21%.

    The Company believes that existing cash balances together with cash generated from operations, amounts available under the Credit Facility and net proceeds from the sale of Common Stock in this offering will be sufficient to meet the Company's projected working capital and other cash flow requirements at least through 1999.

YEAR 2000

    The Year 2000 Issue is the result of computer programs using two digits rather than four to define the applicable year. Any of the Company's computer programs or hardware or other equipment that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

    Based on recent assessments, the Company has determined that it needs to modify or replace portions of its business systems' software and certain hardware so that those systems will properly utilize dates beyond December 31, 1999. The Company presently believes that with modifications or replacements of its business systems existing software and certain hardware, the Company's computer programs should be able to continue to operate effectively after December 31, 1999. However, if such modifications and replacements are not made, or are not completed in a timely manner, the Year 2000 Issue could have a material impact on the operations of the Company. Furthermore, in addition to its own systems, the Company relies directly and indirectly on external systems of its customers, suppliers, creditors, financial organizations, utilities providers and governmental agencies (collectively, "Third Parties").

    The Company is utilizing both internal and external resources to resolve the Year 2000 Issue following a phased approach which is comprised of inventory and assessment, planning and renovation, testing and implementation. The following describes the Company's efforts to identify and address its and applicable Third Party Year 2000 Issues with respect to a) the Company's information technology
(IT) and non-IT systems, including facilities and infrastructure, b) the Company's products and c) the Company's suppliers:

    a) The Company's IT and non-IT systems including facilities and infrastructure:

        In 1997, the Company completed the installation of a new business system for its process equipment and industrial product lines which has been certified by the vendor as Year 2000 compliant. The Company is in the process of either testing or assessing the extent of upgrades or modifications required for its business systems for its metrology product lines. Furthermore, the Company is in the process of installing a new business system for its sales and service offices in Europe that the vendor has certified is Year 2000 compliant.

        The Company is also in the process of completing its inventory and assessment of its desktop systems and laptops. The Company currently uses standard "off the shelf" vendor-supplied software on its desktop systems and laptops. Many of these vendors are still implementing their Year 2000 compliance programs and the Company will implement the Year 2000 compliant versions as required when those solutions are available.

        The Company is in the process of assessing its Year 2000 risk with respect to telephone and communications systems, utility systems and building security systems. Formal inquiries were sent to Third Parties in December 1998 inquiring as to such Third Parties' Year 2000 readiness.

    b)  The Company's products:

        The Company is in the process of completing its inventory and assessment of its products' Year 2000 readiness utilizing testing guidelines prepared by Sematech, a consortium of suppliers to worldwide semiconductor manufacturers. The Company plans to comply with Sematech's guidelines for Year 2000 compliance for its metrology and process equipment lines. The Company's new products are designed to be Year 2000 ready; however, some of the Company's older products will require upgrades for Year 2000 readiness. The Company intends to provide upgrades for certain of such products, some of which will be provided to customers without charge. Notwithstanding such efforts, any failure of the Company's products to perform, including system malfunctions due to the onset of Year 2000, could result in claims against the Company which could have a material adverse effect on the Company's business, results of operations or financial condition. Moreover, the Company's customers could choose to convert to other Year 2000 ready products in order to avoid such malfunctions, which could have a material adverse effect on the Company's business, financial condition or results of operations.

    c)  The Company's suppliers:

        The Company is in the process of asking of its significant suppliers and subcontractors the status of their Year 2000 readiness. To date, the Company is not aware of any Year 2000 issue that would materially impact the Company's business, financial condition or results of operations. However, the Company has no means of ensuring that suppliers or subcontractors will be Year 2000 ready. The inability of suppliers or subcontractors to complete their Year 2000 resolution process in a timely fashion could materially impact the Company. The Company is unable to determine the effect of non-compliance by suppliers or subcontractors.

    The Company will utilize both internal and external resources to reprogram or replace, test, and implement the software and operating equipment for Year 2000 modifications. The total cost of the Year 2000 project is estimated at $400,000 to $750,000 and is being funded through operating cash flows. To date, the Company has incurred approximately $100,000 (which has been expensed), related to all phases of the Year 2000 project. Of the total remaining project costs, approximately $250,000 to $400,000 is attributable to the purchase of new software and operating equipment which will be capitalized. The remaining $50,000 to $250,000 relates to repair of hardware and software and external consultant costs and will be expensed as incurred.

    Management of the Company believes it has an effective program in place to resolve the Year 2000 Issue in a timely manner. As noted above, the Company has not yet completed all necessary phases of the Year 2000 program. In the event the Company does not successfully complete any additional phases, the Company's ability to do business with its suppliers and customers may be disrupted. In addition, there can be no assurance that the systems of Third Parties with which the Company interacts will not suffer from Year 2000 problems, or that such problems would not have a material adverse effect on the Company's business, financial condition or results of operations. In particular, Year 2000 problems that have been or may in the future be identified with respect to the IT and Non-IT systems of Third Parties having widespread national and international interactions with persons and entities generally (for example, certain IT and Non-IT systems of governmental agencies, utilities and information and financial networks) could have a material adverse impact on the Company's financial condition or results of operations.

    The Company does not currently have any contingency plans and has not yet determined its most reasonably likely worst case scenario with respect to the Year 2000 Issue. The Company currently is in the process of reviewing its Year 2000 compliance plans to determine what contingency plans, if any, are appropriate. There can be no assurance that such measures will prevent the occurrence of Year 2000 problems, which could have a material adverse effect upon the Company's business, results of operations or financial condition.

                                    BUSINESS

INTRODUCTION

    Veeco is a leader in the design, manufacture, marketing and servicing of a broad line of precision metrology and process equipment used to measure, test and manufacture microelectronic products for the data storage and semiconductor industries. Veeco's precision metrology equipment is primarily used to measure critical dimensions on thin film magnetic heads (TFMHs) and semiconductor devices. The Company's process equipment is primarily used to etch and deposit materials in the manufacture of TFMHs.

    Demand for Veeco's products has been driven by the increasing miniaturization of microelectronic components; the need for manufacturers to meet reduced time-to-market schedules while ensuring the quality of those components; and, in the data storage industry, the introduction of new magnetoresistive (MR) and giant magnetoresistive (GMR) TFMHs which require additional manufacturing steps and the ability to conduct critical measurements for quality control and other purposes during the manufacturing process. The ability of Veeco's products to deposit precise thin films, precisely etch sub-micron patterns and make critical surface measurements in these components enables manufacturers to improve yields and quality in the fabrication of advanced microelectronic devices, such as TFMHs and semiconductor devices.

    Veeco sells its products worldwide to many leading manufacturers in the data storage, semiconductor and other industries, as well as research and development centers and universities. Customers include IBM, Seagate, Read-Rite, Siemens, Lawrence Livermore National Laboratory, TDK and Storage Technology.

INDUSTRY BACKGROUND

    TFMHs and semiconductor devices are fabricated by performing a complex series of process steps on aluminum oxide-titanium carbide substrates or silicon wafers. The three primary categories of wafer processing steps are deposition, photolithography and etching. Similarly, the production of TFMHs includes many steps of patterning, etch and deposition. Each of these steps is typically repeated several times during the fabrication process to create multi-layered structures. The resulting semiconductor device or TFMH consists of many intricate patterns on circuits. Depending upon the specific design of any given integrated circuit, a variety of film thickness and a number of layers and film types will be used to achieve desired performance characteristics. Continued demand for smaller, faster and less expensive microelectronic components, particularly in the computer industry, has led to increasing miniaturization. This increasing miniaturization of microelectronic components, including TFMHs and semiconductor devices, has resulted in an increased number of manufacturing steps which require greater use of precise etching and deposition equipment. In addition, metrology systems are used throughout the manufacturing process in order to improve yields by monitoring process accuracy, product quality, repeatability and by measuring critical dimensions and other physical features such as film thickness, line width, step height, sidewall angle and surface roughness.

    The market for microelectronic components (including disk drives, TFMHs and semiconductor devices) has grown rapidly in recent years, driven by corporate and consumer use of data storage intensive products such as networked personal computers (PCs), Windows NT, client servers and the Internet, among others. Veeco believes that annual unit growth in PCs, hard disk drives and MR/GMR heads has been since 1997 in the 10%-15% range, 12%-17% range and 20%-25% range, respectively and will continue to grow in such ranges until 2001. While the Company believes that the PC market is the primary driver of disk drive unit growth, disk drives are also increasingly being used for emerging applications such as television set-top boxes, video-on-demand systems, and small electronic devices such as digital cameras and personal digital assistants.

    TRENDS IN THE DATA STORAGE INDUSTRY. In order to satisfy market demand for devices with greater storage capacity, the data storage industry has responded with new head designs incorporating the higher areal densities required to store more data. The capacity of disk drives is largely determined by the capability of the magnetic recording heads, which read and write signals onto hard disks. According to data storage industry sources, areal densities have been increasing since 1990 at approximately a 60% annual rate and are expected to continue to do so until at least 2005. With more storage capacity requiring multiple disks per drive, magnetic head production is growing faster than the overall disk drive industry. Prior to 1998, most magnetic heads being produced were inductive, but new designs utilize MR and GMR heads, which allow for higher areal densities. Inductive heads were limited to areal densities of approximately 1-2 gigabits per square inch (Gbits/in(2)), while MR heads allow for 5 Gbits/in(2) and GMR heads are expected to allow for 50 Gbits/in(2) by the year 2005.

    The Company believes that substantial investment is being made in GMR technology and that the industry is transitioning from producing approximately 30 million GMR heads in 1998 to producing nearly 100 million GMR heads in 1999, 375 million in 2000 and 775 million in 2001. In addition, the conversion to smaller sized heads (i.e., "pico," "femto" vs. the "nano" designs currently in production) requires tighter dimensional tolerance control.

    As a result of the increased miniaturization of microelectronic components, the data storage industry has recently experienced a trend toward the expanded use of in-line metrology products for yield improvement and integrated test programs in the production of TFMHs and hard disks. Since the new heads are more sensitive and more complicated to manufacture, there is a greater need for 100% testing of critical process steps. In addition, such testing allows manufacturers to ramp up production more quickly and improve yields on these next generation heads.

    TRENDS IN THE SEMICONDUCTOR INDUSTRY. Current semiconductor industry technology trends include smaller feature sizes (sub-.25 micron line widths), larger substrates (i.e., the transition to 300mm wafers) and the increased use of metrology in the manufacturing process. The semiconductor industry is also undergoing trends related to advanced interconnect and chemical mechanical polishing (CMP) technologies. Semiconductor manufacturers use metrology tools in their wafer fabrication facilities to detect any process deviations as early in the manufacturing process as possible. These tools are critical for yield enhancement resulting in cost reduction.

VEECO'S STRATEGY

    Veeco's corporate strategy is focused on providing its data storage and semiconductor customers with integrated process solutions for improved manufacturing yields and faster time-to-market for their next-generation products. The goal of this strategy is to expand relationships with existing customers and attract new customers by offering process equipment which improves manufacturing processes, and metrology products which monitor the manufacturing process and enable customers to improve yields and reduce costs. A core component of this strategy is the Company's ability to successfully identify and integrate complementary acquisitions and develop new products internally which respond to customer needs.

    The Company will continue to implement its strategy to:

    - PROVIDE COMPREHENSIVE METROLOGY AND PROCESS EQUIPMENT SOLUTIONS TO THE DATA STORAGE INDUSTRY. Veeco has identified the data storage industry as a focus for future growth due to the transition to MR and GMR technology and other factors. Veeco believes that its etch and deposition and in-line metrology tools are critical to Veeco's data storage customers in their production of MR/ GMR heads. Veeco believes that its customers desire to work with fewer, more significant suppliers offering a breadth of products and the capability of worldwide sales, service and process support.

    - LEVERAGE TECHNOLOGY EXPERTISE AND CUSTOMER RELATIONSHIPS TO DEVELOP NEXT-GENERATION PRODUCTS. Through a dedicated research and development effort and the integration of research teams from Veeco's various product lines, the Company endeavors to identify technology developments and anticipate and respond to customer product requirements. For example, Veeco recently developed ion beam and diamond-like carbon coating deposition technology to expand its process equipment capabilities. An example of Veeco's new technology in metrology is its automated in-line pole tip recession measurement tool targeted at the data storage industry. In addition, Veeco gains insight into its customers' future development plans by participating in technology roadmap sessions and helping customers design and implement their processes. Active interaction with customers will help enable Veeco to develop future products which meet data storage and semiconductor customer requirements.

    - PURSUE STRATEGIC MERGERS AND ACQUISITIONS IN ORDER TO BROADEN PRODUCT LINES. During 1997, Veeco broadened its process equipment product line by acquiring physical vapor deposition technology. This technology combined with Veeco's other process equipment technology enables the Company to provide data storage customers with cluster tools capable of advanced MR/GMR development and production. Through the mergers with Wyko Corporation ("Wyko") in 1997 and Digital Instruments, Inc. ("Digital") in 1998, Veeco added optical measurement tools and atomic force microscopy to its metrology product line. These two mergers have enabled Veeco to better serve current customers and to attract new customers by offering a broad range of measurement technologies for yield improvement and integrated test programs. Veeco believes its product and end-market diversity helps offset industry cyclicality. The Company intends to continue to pursue the acquisition of complementary technologies and products.

    - IDENTIFY AND CAPITALIZE ON TECHNOLOGY CHANGES IN THE MICROELECTRONICS MARKET. Veeco is focused on identifying specific areas of rapid technological change which provide opportunities to market Veeco's process equipment and metrology products. These include the MR/GMR transition in data storage and emerging semiconductor applications such as advanced interconnect and CMP. The Company believes that this focus on tools which address technology transitions has softened the effects of data storage and semiconductor industry cyclicality on Veeco.

    - UTILIZE GLOBAL SALES AND SERVICE NETWORK TO FURTHER STRENGTHEN CUSTOMER RELATIONSHIPS. Veeco has created an integrated worldwide sales force, which sells the full range of the Company's products and allows for better penetration in each market segment. In addition, Veeco supplies its customers with global service and support 24 hours a day, seven days a week. Veeco's focus on collaborating with customers to maximize product performance and customer satisfaction has enabled it to continue to build total solutions for its customers. A critical part of Veeco's strategy is to continue to achieve better account penetration at each of its customers and enhance product offerings by providing quality and timely customer service. Veeco believes that its worldwide sales and service network is a major advantage over smaller competitors.

VEECO'S PRODUCTS

    Veeco offers three primary product lines: metrology, process equipment and industrial measurement. Historical contribution to net sales by each of these product lines is shown below for the periods indicated:

                                                                                                   NINE MONTHS ENDED
                                                                           YEAR ENDED
                                                                          DECEMBER 31,               SEPTEMBER 30,
                                                                 -------------------------------  --------------------
                                                                   1995       1996       1997       1997       1998
                                                                 ---------  ---------  ---------  ---------  ---------
                                                                                     (IN MILLIONS)

Metrology......................................................  $    72.4  $    92.1  $   112.8  $    79.5  $    97.5
    % OF NET SALES.............................................       58.4%      55.8%      52.0%      50.0%      62.8%

Process Equipment..............................................  $    33.2  $    53.2  $    84.5  $    64.7  $    42.6
    % OF NET SALES.............................................       26.8%      32.2%      39.0%      40.7%      27.4%

Industrial Measurement.........................................  $    18.4  $    19.8  $    19.4  $    14.8  $    15.2
    % OF NET SALES.............................................       14.8%      12.0%       9.0%       9.3%       9.8%

METROLOGY EQUIPMENT

    Veeco's metrology product line includes atomic force/scanning probe microscopes, optical interferometers and stylus profilers. These products offer a broad range of solutions to customers in the data storage and semiconductor industries, as well as versatile tools for use by research and development centers and universities.

    ATOMIC FORCE/SCANNING PROBE MICROSCOPES (AFM/SPMS)

    In May 1998, Veeco merged with Digital, a leader in AFM/SPM technology. By merging with Digital, Veeco complemented its existing family of metrology products by adding next generation AFM/SPM technology capable of resolving and imaging nanometer-level dimensional variations and surface properties. Over time, the feature sizes in integrated circuits and magnetoresistive elements of data storage devices have decreased. Today, the smallest feature sizes on integrated circuits are on the order of 250 nanometers. Plans are in place to fabricate integrated circuits with feature sizes as small as 180 and then 130 nanometers within the next few years.

    The Atomic Force Microscope "feels" the sample surface directly using a probe consisting of a very sharp tip mounted on a microscopic spring arm (a cantilever). The interaction of the probe with the surface is detected by measuring deflections of the cantilever with an optical beam system. AFMs permit resolution at the molecular level. Digital developed some of the first AFMs used in commercial applications and most of the SPMs manufactured and sold by Digital are AFMs. SPMs, and particularly AFMs, can directly measure both lateral and vertical shapes with nanometer resolution and with direct 3D capability. In contrast, light-based instruments, including interferometric and confocal microscopes, have limited lateral resolution for measurements of less than half the wavelength of light, or less than about 250 nanometers. Veeco's AFM products utilize its patented TappingMode technology, achieving the high resolution and stability previously obtainable only through destructive physical contact with the sample surface while employing a light touch previously achievable only through the less stable non-contact mode.

    In addition to topography, AFMs can also directly measure magnetic field (such as magnetic bits on a hard disk); electric field; hardness (such as thin film integrity); electric charge density (such as dopant concentrations in semiconductors); temperature (such as temperature distribution in disk drive recording head elements); and various chemical properties (such as the difference in binding preference among biological molecules). AFMs make these measurements on almost any surface; in air, vacuum or under fluids; and with minimal sample preparation.

    Veeco produces a broad range of AFM/SPM products designed for data storage, semiconductor, and other industrial and research applications. These products include the NANOSCOPE-REGISTERED TRADEMARK- DIMENSION SERIES SPMS, NANOSCOPE SPMS AND BIOSCOPE-TM- SPMS. The BIOSCOPE SPMS are specifically designed for biological sciences. Average selling prices of these products range from $40,000 to $700,000. Veeco's high-end DIMENSION 9000 SPM, the first of which was shipped in May 1998, meets clean room specifications for full wafer fab compatibility. Veeco believes this product is well suited for on-line integrated circuit and data storage processing applications, because it is available with tip evaluation and automated tip exchange.

    From July 1993 through December 1998, Veeco was the exclusive worldwide sales and marketing representative to market, sell and service the IBM-manufactured SXM Workstation AFM to customers in the semiconductor and data storage industries. Following the merger with Digital, which provided Veeco with access to Digital's AFM/SPM technology and products, Veeco entered into an agreement with IBM in December 1998 pursuant to which Veeco paid IBM approximately $300,000 in satisfaction of all obligations owed to IBM with respect to prior product purchases and Veeco's exclusive rights were terminated. The parties continue to maintain a non-exclusive business relationship with respect to the SXM Workstation, pursuant to which Veeco may market and sell product units previously purchased by Veeco and IBM will continue to provide replacement parts to Veeco to enable Veeco to satisfy its warranty obligations to its customers. IBM continues to be a major customer of each of Veeco's product lines. See "--Customers."

    OPTICAL INTERFEROMETRY PRODUCTS

    Substantially all of Veeco's optical instruments, produced by Wyko, are designed to make non-contact surface measurements using interferometry technology. These instruments employ either white light or laser sources to measure surface roughness and shape by creating interference patterns from the optical path difference between the test surface and a reference surface. Using a combination of phase shifting interferometry (PSI) and vertical scanning interferometry (VSI), these instruments are designed to rapidly and precisely measure and characterize a range of surface sizes and shapes. The average selling prices for optical interferometry instruments range from approximately $90,000 to $170,000.

    Veeco's major optical products include the NT2000, the SP3000 and the HD-SERIES optical profilers. The NT2000 product line measures surface roughness, heights and shapes. The WYKO SP3000, for advanced packaging applications, measures surface height, bump volume and diameter and bump coplanarity on silicon wafers and ceramic substrates. Wyko's HD-SERIES instruments are a line of microstructure measurement equipment used by manufacturers of mass memory components including manufacturers of heads, disks, drives and suspensions. HD-SERIES instruments are used for research and development, production control, process improvement, final parts inspection, incoming parts inspection, and field failure analysis.

    During 1998, Veeco received multiple orders for WYKO HD2100 and HD3300 in-line measurement tools from leading data storage manufacturers for advanced MR and GMR thin film head production, including IBM, Seagate and Read-Rite, to be used for 100% in-line testing of TFMHs. The latest model, the HD3300, is a production-configured optical profiler that repeatably measures both pole-tip recession and air-bearing surface flatness on either nano- or pico-series TFMHs in one pass. The HD3300 system, with its smaller footprint, allows TFMH manufacturers to further monitor and refine their manufacturing processes for next-generation higher areal densities. The system's increased speed and reliability allow 100% in-line production testing of thin film magnetic sliders, providing a means for improving head yields with a corresponding rapid payback of the customer's investment in the system.

    STYLUS PROFILERS

    Stylus profilers are used to produce cross-sectional representations and/or quantitative measurements, which are displayed on a video monitor. Veeco's stylus profiler systems utilize a precision translation stage which creates relative motion between the sample and a diamond tipped stylus. As the sample moves under the stylus, surface variations cause vertical translation of the stylus, which is tracked and measured. Stylus profilers are widely used for height, width, pitch and roughness measurements of features on semiconductor devices, magnetic and optical storage media (e.g., hard drives), flat panel displays, and hybrid circuits. Veeco believes that its stylus profiler products are recognized for their accuracy, repeatability, ease of use and technology features, and are designed to meet a range of industry specifications and customer requirements. Each of Veeco's stylus profilers incorporates a proprietary software package to assist in data collection, analysis and interpretation. Stylus profilers have average selling prices in the range of approximately $30,000 to $300,000, depending upon product specifications, materials handling capability and specific applications.

PROCESS EQUIPMENT

    Veeco's process equipment product line includes etch and deposition systems, primarily for data storage applications. Veeco's deposition products include ion beam deposition (IBD) systems, diamond-like carbon (DLC) deposition systems and physical vapor deposition (PVD) systems. Veeco offers ion beam etch/IBD/PVD technologies in a single cluster tool to provide data storage customers a total solution for the manufacture of next generation MR/GMR TFMHs. Average selling prices of Veeco process equipment products range from approximately $650,000 to $3,000,000.

    ETCH SYSTEMS

    Veeco develops and produces ion beam etch systems, sold under the MICROETCH brand name. These systems etch precise, complex features for use primarily by data storage and semiconductor manufacturers in the fabrication of discrete and integrated microelectronic devices such as TFMHs. Veeco believes that it holds the leadership position in the overall market for ion beam etching systems utilized for production of TFMHs.

    Ion beam etching permits precise sub-micron low temperature etching of a wide variety of materials, including many which cannot be etched by other processes, and has emerged as a leading fabrication process in the TFMH data storage industry for both circuit patterning and micromachining. This technology is utilized in multiple steps of the advanced TFMH fabrication process. In addition, as the demand for integrated circuits and microsensors with sub-micron features grows, Veeco believes the demand for ion beam etching systems will increase. Each process equipment product is available as a single loadlock system or in an automated (multi-chamber) cluster tool configuration. These systems provide flexibility and throughput by either permitting the etch process to occur in up to three parallel chambers or by combining with ion beam deposition or physical vapor deposition.

    DEPOSITION SYSTEMS

    ION BEAM DEPOSITION SYSTEMS. IBD-350 ion beam deposition systems utilize an ion beam to deposit thin films and may be mated to Veeco's Cluster System platform to allow either parallel or sequential etch/deposition processes. The IBD-350 deposits high purity thin film layers and provides maximum uniformity and repeatability.

    DIAMOND-LIKE CARBON DEPOSITION SYSTEMS. Veeco's DLC-350V diamond-like carbon deposition system has been developed to deposit protective coatings on advanced TFMHs. The system consists of a single cassette vacuum loadlock and a high vacuum processing chamber with two ion beam sources.

    PHYSICAL VAPOR DEPOSITION SYSTEMS. Veeco's PVD Cymetra systems are available in either a planetary or static configuration which can be used to deposit films in several ways. The planetary configuration produces films with a high degree of uniformity, repeatability and process control. Multiple targets of different materials are provided in a single chamber to permit deposition of a stack of films. The PVD Cymetra systems are also available in static configurations. These consist of individual chambers dedicated to a single target material.

    IBE/IBD/PVD CLUSTER TOOLS. Veeco's cluster tool format allows for combinations of etch and deposition modules to address the challenging manufacturing requirements of MR/GMR TFMHs.

INDUSTRIAL MEASUREMENT EQUIPMENT

    Veeco's industrial measurement products include X-Ray fluorescence thickness measurement systems as well as leak detection/vacuum equipment. These products have applications in a wide range of industries including electronic, aerospace, transportation and semiconductor. Average selling prices for industrial measurement products range from approximately $20,000 to $1,700,000.

    X-RAY FLUORESCENCE THICKNESS MEASUREMENT SYSTEMS

    Veeco believes that its X-Ray Fluorescence (XRF) systems incorporate an advanced technology for non-destructive thickness and composition measurement of plated parts, providing high accuracy and precision on a cost-effective basis. As industries increase their emphasis on tighter process control manufacturing specifications (e.g., ISO 9000), XRF technology has become important due to its speed, repeatability, accuracy and non-destructive measurement capability. Due to increased miniaturization of components in the microelectronics industry and the increased need for on-line production testing, Veeco believes that the XRF market will grow and that XRF technology will be brought into new applications, such as microelectronic, data storage and metal finishing electrical corrosion resistant coatings. Veeco's XRF products incorporate Veeco's XPert software package, which operates in a Microsoft Windows environment and offers features including advanced user-friendly interface and sophisticated statistical data analysis.

    LEAK DETECTION/VACUUM EQUIPMENT

    For over 50 years, Veeco (and its predecessors) have produced mass spectrometry leak detection equipment used for the non-destructive precise identification of the size and location of leaks in sealed components. Leak detectors are used in a broad range of electronic, aerospace and transportation products, with applications in the production of automotive airbags, semiconductor devices, air conditioning and refrigeration components, chemical valves, medical devices such as pacemakers, and fiber optic cable production. Veeco also produces vacuum systems, including vacuum pumping stations and gauges, which are sold primarily to industrial customers.

SERVICE, SALES AND FACILITIES

    Veeco recognizes that its customer service organization is a significant factor in the Company's success. The Company provides service and support on a warranty, service contract or an individual service-call basis. Veeco also offers enhanced warranty coverage and services, including preventative maintenance plans, on-call and on-site service plans and other comprehensive service arrangements, product and application training, consultation services and a 24-hour hotline service for certain products. The Company believes that offering seven-day per week, 24-hour per day worldwide support to its customers creates stronger relationships with customers and provides a significant competitive advantage. Approximately 15.6% of Veeco's net sales in the first nine months of 1998 constituted revenues from service and support and the sale of spare parts and components. These results are included in Veeco's process equipment, metrology and industrial measurement sales.

    Veeco sells its products worldwide through 19 strategically located sales and service facilities, including nine in the U.S., five in Europe, three in Asia Pacific, and two in Japan. In 1997 and 1998, Veeco expanded its direct worldwide sales and service support organization to focus on combined field service and customer support for all Veeco process equipment and metrology products. As of September 1998, Veeco employed 103 sales and marketing representatives and 119 field service representatives.

    Veeco's corporate headquarters and manufacturing and research and development facilities for process equipment systems are located in Plainview, New York. Veeco's main manufacturing and research and development facilities for metrology are located in Tucson, Arizona and Santa Barbara, California. Veeco also manufactures and designs products in Ronkonkoma, New York. Veeco and its subsidiaries also operate sales and service centers for certain of Veeco's products.

CUSTOMERS

    Veeco sells its products to many of the world's major data storage and semiconductor manufacturers, and to customers in other industries, research centers and universities. For the nine months ended September 30, 1998, 50% of Veeco's sales were to data storage customers, 23% to semiconductor customers and 27% to others. During this nine-month period, sales to Veeco's top three customers, IBM, Read-Rite and Seagate, accounted for approximately one-third of total sales.

    Veeco's major customers include:

Alps
AMD
Applied Magnetics/DAS Devices
Headway Technologies
Hewlett Packard
Hitachi
Hutchinson Technology
Ibiden
IBM
Intel
Lawrence Livermore National Laboratory
Quantum

Read-Rite
Samsung
Seagate
Seiko
Sharp
Siemens
Silmag
SONY
Storage Technology
Texas Instruments
TDK
Toshiba

RESEARCH AND DEVELOPMENT

    Veeco believes that continued and timely development of new products and enhancements to existing products are necessary to maintain its competitive position. Veeco utilizes information supplied by its distributors and customers to design and develop new products and product enhancements and to reduce time-to-market for these products.

    Veeco's research and development programs are organized by product line; new products have been introduced into each of Veeco's product lines in each of 1998, 1997, 1996 and 1995. During the last two years, Veeco has introduced new ion beam deposition, diamond-like carbon coating and physical vapor deposition systems, Digital has introduced new AFM/SPM products and Wyko has introduced several new production-oriented interferometry products.

    In addition, Veeco has leveraged technology on a company-wide basis to develop new products. In 1998, Veeco's AFM and stylus profiler research teams collaborated in the development of the Vx-series Atomic Force Profiler.

    Veeco's research and development expenses were approximately $13.3 million, $17.7 million and $24.5 million, or approximately 10.7%, 10.7% and 11.3% of net sales, for each of the years ended December 31, 1995, 1996 and 1997, respectively, and approximately $20.5 million, or approximately 13.2% of net sales, for the nine months ended September 30, 1998. These expenses consisted primarily of salaries, project material and other product development and enhancement costs.

COMPETITION

    Veeco faces substantial competition from established competitors in each of the markets that it serves, some of which have greater financial, engineering, manufacturing and marketing resources than Veeco. In addition, to a lesser extent many of Veeco's product lines face competition from alternative technologies, some of which are more established than those used by Veeco in its products. Significant marketing factors for metrology and process equipment tools include system performance, accuracy, repeatability, ease of use, reliability, cost of ownership, and technical service and support. Veeco believes it competes favorably on the basis of these factors in each of Veeco's served markets for such products. None of Veeco's competitors competes with Veeco across all of Veeco's product lines.

    Veeco competes with metrology product manufacturers such as Hitachi, KLA-Tencor, Thermo-Microscopes, ADE Corporation and Zygo Corporation. Veeco competes with process equipment manufacturers such as Commonwealth Scientific Corporation, Hitachi, Nordiko, CVC and Balzers. Veeco competes with industrial measurement product manufacturers such as Kevex, CMI International, Fischer, Varian Associates, Leybold and Alcatel.

PATENTS, TRADEMARKS AND OTHER INTELLECTUAL PROPERTY

    Veeco's success depends in part on its proprietary technology. Although Veeco attempts to protect its intellectual property rights through patents, copyrights, trade secrets and other measures, there can be no assurance that Veeco will be able to protect its technology adequately or that competitors will not be able to develop similar technology independently.

    Veeco has more than 75 patents and over 10 exclusive and non-exclusive licenses to patents owned by others covering its various products which Veeco believes provide it with a competitive advantage. Veeco has a policy of seeking patents when appropriate on inventions concerning new products and improvements as part of its ongoing research, development and manufacturing activities. Veeco believes that there are no patents which are critical to Veeco's operations, and that the success of its business depends primarily on the technical expertise, innovation, creativity and marketing and distribution ability of its employees.

    Veeco also relies upon trade secret protection for its confidential and propriety information. There can be no assurance that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to Veeco's trade secrets or disclose such technology or that Veeco can meaningfully protect its trade secrets. In addition, we cannot be certain that we will not be sued by third parties alleging that we have infringed their patents or other intellectual property rights. If any third party sues us, our business, results of operations or financial condition could be materially adversely affected.

    Three of Veeco's customers have notified the Company that they have either received notices of infringement from, or been named as defendants in lawsuits filed by, the Lemelson Medical, Education & Research Foundation, Limited Partnership ("Lemelson"). According to these customers, Lemelson has alleged that the manufacture of certain semiconductor products by these customers and/or the equipment used to manufacture those semiconductor products infringes certain patents held by Lemelson. These customers have requested that Veeco indemnify and defend them for any infringement by Veeco of the patents owned by Lemelson. The products sold by Veeco to one of these customers was produced by a supplier who is a party to a license agreement with Lemelson. Veeco has been indemnified by this supplier with respect to patent infringement claims relating to these products. Based on Veeco's review of the products it sold to these customers, Veeco does not believe it will have significant liability for any such infringement; however, there can be no assurance that Veeco will not be determined to have significant liability, and if so, Veeco's business, results of operations or financial condition could be materially and adversely affected.

    Following the merger with Digital, in September 1998, Veeco and IBM entered into a cross license agreement providing for the grant by Veeco to IBM and the grant by IBM to Veeco of the non-exclusive right to make, use or sell SPM products utilizing technology covered by certain patents held by Veeco and IBM, respectively. The agreement terminates in August 2003. The cross license agreement replaces a prior patent license agreement between IBM and Digital.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The Directors and executive officers of the Company are as follows:

                   NAME                         AGE                                 POSITION
------------------------------------------      ---      ---------------------------------------------------------------
Edward H. Braun...........................          58   Director, Chairman, Chief Executive Officer and President
Richard A. D'Amore........................          45   Director
Joel A. Elftmann..........................          58   Director
Virgil Elings, Ph.D.......................          59   Director
Heinz K. Fridrich.........................          65   Director
John A. Gurley............................          42   Director
Dr. Paul R. Low...........................          65   Director
Roger D. McDaniel.........................          59   Director
Irwin H. Pfister..........................          54   Director
Walter J. Scherr..........................          73   Director
James C. Wyant, Ph.D......................          55   Director
Thomas A. Cully...........................          52   Assistant Treasurer
Don R. Kania, Ph.D........................          44   Chief Technology Officer
John P. Kiernan...........................          36   Vice President-Corporate Controller
Emmanuel N. Lakios........................          37   President-Process Equipment
Robert P. Oates...........................          45   Vice President and General Manager-Industrial Measurement
                                                           Products
John F. Rein, Jr..........................          52   Vice President-Finance, Chief Financial Officer, Treasurer and
                                                           Secretary
Joseph F. Rivlin..........................          63   Executive Vice President-Worldwide Field Operations
Francis Steenbeke.........................          53   Vice President-International Sales and Marketing

    EDWARD H. BRAUN has been a Director and Chairman, Chief Executive Officer and President of the Company since January 1990. Prior to 1990, Mr. Braun was employed as the Executive Vice President and Chief Operating Officer of Veeco Instruments Inc. (now Lambda Electronics, Inc.), the company from which the Company acquired its business operations (the "Predecessor"). Mr. Braun joined the Predecessor in 1966 as a Regional Sales Manager/Sales Engineer and held numerous positions with the Predecessor, including Director of Marketing, Director of Operations, and General Manager. Mr. Braun is a director of Semiconductor Equipment and Materials International, of which he was Chairman of the Board in 1993.

    RICHARD A. D'AMORE has been a Director of the Company since January 1990. Mr. D'Amore has been a General Partner of North Bridge Venture Partners since 1992. In addition to the Company, Mr. D'Amore is a director of Solectron Corporation and Xionics Document Technologies.

    JOEL A. ELFTMANN has been a Director of the Company since May 1994. Mr. Elftmann has been the Chairman of the Board and President of FSI International ("FSI"), a manufacturer of semiconductor processing products, since 1983. From August 1983 through August 1989, and from May 1991 through the present, he also served as Chief Executive Officer of FSI.

    VIRGIL ELINGS, PH.D. has been a Director of the Company since May 1998. Dr. Elings co-founded Digital in 1987 and has served as its President since that time. Previously, Dr. Elings was Professor of Physics at the University of California, Santa Barbara. Dr. Elings has a Ph.D. in Physics from Massachusetts Institute of Technology and a B.S. in Mechanical Engineering from Iowa State University.

    HEINZ K. FRIDRICH has been a Director of the Company since May 1998. Mr. Fridrich is a courtesy professor in the Department of Industrial and Systems Engineering of the University of Florida. He joined the University of Florida in 1994 after 43 years with IBM. He began his career in Germany in 1950 and held a number of key management positions in Europe and the U.S. including Vice President and General Manager of IBM's largest development and manufacturing site for semiconductors and electronic packaging. In 1987, he was elected IBM Vice President responsible for worldwide manufacturing and quality until he retired in 1993. Mr. Fridrich graduated as a Diplom Ingenieur in Electrical Engineering in Germany and holds a Master of Science degree in Industrial Management from the Massachusetts Institute of Technology. He is a member of the German Society of Engineers and a Fellow of the Royal Academy of Engineering in the U.K. He is also a director of Central Hudson Gas & Electric Company in Poughkeepsie, New York and Solectron Corp. in Milpitas, California. Prior to his retirement he was a member of the National Research Council and the Industrial Advisory Board of the American Society of Mechanical Engineers.

    JOHN A. GURLEY has been a Director of the Company since May 1998. Mr. Gurley co-founded Digital in 1987 and has served as its Vice President since that time. Previously, he designed flight simulators for Link Flight Simulation. Mr. Gurley has an M.S. in Physics from the University of California, Santa Barbara.

    DR. PAUL R. LOW has been a Director of the Company since May 1994. Dr. Low has been the President and Chief Executive Officer of PRL Associates, a technology consulting firm, since founding the firm in 1992. Previously, Dr. Low was Vice President-General Manager, Technology Products for IBM, Inc. from 1989 through 1992 and a member of IBM's Management Board from 1990 to 1992. Dr. Low is also a director of Applied Materials Corporation, Integrated Packaging Assembly Corp., Solectron Corporation, VLSI Technology and Xionics Document Technologies.

    ROGER D. MCDANIEL has been a Director of the Company since May 1998. Mr. McDaniel is President, Chief Executive Officer and a director of Integrated Process Equipment Corp. (NASDAQ National Market: IPEC), a leading manufacturer of chemical-mechanical planarization (CMP) equipment for the semiconductor industry. IPEC is headquartered in San Jose, California with operations in Phoenix, Arizona; Portland, Oregon; and a subsidiary, IPEC Precision, a manufacturer of advanced wafer polishing and metrology equipment, located in Bethel, Connecticut. Through August 1996, Mr. McDaniel was Chief Executive Officer of MEMC Electronic Materials, Inc., the world's second-largest producer of silicon wafers. Mr. McDaniel is a member of the Board of Directors, and past Chairman of SEMI--an international industry association of more than 2,000 semiconductor material and equipment manufacturers located in Asia, Europe and the United States. He also is a member of the board of Fluoroware, Inc. and of Anatel. A member of the U.S. Korea Committee on Business Cooperation, which is sponsored by the U.S. Department of Commerce and the Korean Ministry of Trade, Industry and Energy, Mr. McDaniel also serves on the Advisory Board to St. Louis University's Institute of International Business.

    IRWIN H. PFISTER has been a Director of the Company since May 1998. Mr. Pfister is Executive Vice President and corporate officer of Schlumberger Ltd. He is responsible for the management of the Test and Transactions Group, an international business segment serving the semiconductor, financial, telecom and retail petroleum industries. Mr. Pfister joined Schlumberger in May of 1986 and has held several management positions. From January of 1990 to June of 1997, Mr. Pfister was President of the Semiconductor Automated Test Equipment division.

    WALTER J. SCHERR has been a Director of the Company since January 1990. Since December 1995, Mr. Scherr has been employed by the Company as a consultant. From December 1993 through December 1995, he was Executive Vice President of the Company. From January 1990 through December 1993, he was the Chief Financial Officer of the Company. Mr. Scherr joined the Predecessor in 1986 as the General Manager of the Predecessor's UPA Technology Division of the Predecessor's Instrument Group. Prior to joining the Predecessor, Mr. Scherr was the principal and founder of Visual

Sciences, Inc./Panafax (the first publicly traded facsimile company); prior to that, he held a variety of other financial and operating management positions with Litton Industries and Sperry Gyroscope Co.

    JAMES C. WYANT, PH.D. has been a Director of the Company since July 1997. From 1984 to July 1997, Dr. Wyant was Chairman of the Board and President of Wyko Corporation. Dr. Wyant has been a Professor of Optical Sciences at the University of Arizona since 1974. Prior to joining the faculty at the University of Arizona, Dr. Wyant spent six years at the Itek Corporation, first as an optical engineer and later, as manager of advanced optical techniques.

    THOMAS A. CULLY has been Assistant Treasurer of the Company since November 1997 and was appointed an executive officer in January 1998. Prior to November 1997, Mr. Cully was employed in various other financial management positions within the Company. Mr. Cully was employed by the Predecessor from 1979 to 1991, where he held the position of Manager of Internal Audit; prior to that, he held various audit positions with Ernst & Young LLP from 1972 to 1979.

    DON R. KANIA, PH.D. has been Chief Technology Officer of the Company since January 1998. Starting in 1993, Dr. Kania was a senior manager at Lawrence Livermore Laboratory where he directed the Advanced Microtechnology Program in the development of advanced sensors for data storage, extreme ultraviolet lithography for semiconductor manufacturing and several other leading-edge technologies. From 1991 to 1993, Dr. Kania was Research Director at Crystallume, a thin film diamond company. Dr. Kania's other experience includes nine years of research experience at the Department of Energy's Los Alamos and Livermore Laboratory.

    JOHN P. KIERNAN has been Vice President and Corporate Controller of the Company since November 1998. From February 1995 to November 1998, Mr. Kiernan was Corporate Controller of the Company. Prior to joining the Company, Mr. Kiernan was an Audit Senior Manager at Ernst & Young LLP from October 1991 through January 1995 and held various audit staff positions with Ernst & Young LLP from June 1984 through September 1991.

    EMMANUEL N. LAKIOS has been President of Process Equipment since February 1998. From June 1997 to February 1998, Mr. Lakios was Executive Vice President of Worldwide Field Operations. From June 1991 to June 1997, Mr. Lakios was Vice President and General Manager of Process Equipment. Prior to 1991, Mr. Lakios was employed in various other positions within the Company. Mr. Lakios joined the Predecessor in June 1984 as an engineer and held positions of Program Manager, Product Marketing Manager and Director of Engineering.

    ROBERT P. OATES has been Vice President and General Manager-Industrial Measurement Products since March 1995. From September 1994 until March 1995, Mr. Oates was Vice President and General Manager-XRF Thickness Measurement Systems of the Company, and he was Vice President and Treasurer of the Company from January 1993 through September 1994. From January 1990 through December 1992, he was Assistant Treasurer of the Company. Mr. Oates was employed by the Predecessor from 1976 to 1990, where he held a variety of financial positions.

    JOHN F. REIN, JR. has been Vice President-Finance and Chief Financial Officer of the Company since December 1993, and became Treasurer and Secretary of the Company in October 1994. Prior to joining the Company, Mr. Rein served for eight years as Vice President-Controller for Axsys Technologies, Inc. From 1979 to 1986, Mr. Rein was Treasurer of Industrial General Corporation; prior to that, he was on the audit staff of Ernst & Young LLP.

    JOSEPH F. RIVLIN has been Executive Vice President-Worldwide Field Operations since July 1998. Prior to joining Veeco, Mr. Rivlin was Vice President of Sales at Electro-Scientific Industries since 1994. From 1986 to 1994, he served as President and CEO of XRL, Inc. a semiconductor equipment supplier.

    FRANCIS STEENBEKE has been Vice President-International Sales and Marketing of the Company since January 1990. Mr. Steenbeke joined the Predecessor in 1968 as a sales engineer and held a variety of general management and sales positions with the Predecessor until January 1990.

                              SELLING STOCKHOLDERS

    The table below presents the following information about the number of shares of the Common Stock of the Company which is owned by the Selling
Stockholders: (i) the number of shares such Selling Stockholder beneficially owns as of the date of this prospectus, (ii) the percentage of the Company's outstanding shares of Common Stock that such Selling Stockholder beneficially owns prior to the offering, (iii) the number of shares that such Selling Stockholder is offering under this prospectus, (iv) the number of shares that such Selling Stockholder will beneficially own after the completion of this offering and (v) the percentage of the Company's outstanding shares of Common Stock that such Selling Stockholders will beneficially own after the completion of the offering.

                                                                                             SHARES OF COMMON STOCK
                                               SHARES OF COMMON STOCK                          BENEFICIALLY OWNED
                                                 BENEFICIALLY OWNED          NUMBER OF      AFTER OFFERING (1)(2)(3)
                                                PRIOR TO OFFERING (1)      SHARES BEING    ---------------------------
                                             ---------------------------    OFFERED BY                   PERCENT OF
                                                           PERCENT OF         SELLING                       TOTAL
                                                          TOTAL SHARES     SHAREHOLDERS                    SHARES
NAME OF BENEFICIAL OWNER                       NUMBER      OUTSTANDING          (2)          NUMBER      OUTSTANDING
-------------------------------------------  ----------  ---------------  ---------------  ----------  ---------------
James C. Wyant, Ph.D. (4)(5)...............   1,835,127          12.4%         535,000      1,300,127           8.2%
John A. Gurley (5)(6)......................   1,594,681          10.7%         420,000      1,174,681           7.4%
Virgil Elings, Ph.D. (5)(6)................   1,360,873           9.2%         370,000        990,873           6.3%
Betty Elings-Wells.........................   1,323,531           8.9%         400,000        923,531           5.8%
John B. Hayes (6)..........................     684,805           4.6%         175,000        509,805           3.2%
Jeffrey Elings (6).........................     603,197           4.1%         200,000        403,197           2.5%
Michael Elings.............................     536,930           3.6%         100,000        436,930           2.8%
Edward H. Braun (7)........................     226,684           1.5%          75,000        151,684         *
James C. and Louise A. Wyant Foundation....     165,000           1.1%         165,000              0         *
Francis Steenbeke (8)......................      77,672         *               36,000         41,672         *
Matthew Longmire (9).......................      53,692         *               15,000         38,692         *
John F. Rein, Jr. (10).....................      38,494         *               15,000         23,494         *
Las Positas Park Foundation................      30,000         *               30,000              0         *
Peter Maivald (6)..........................      26,846         *               25,000          1,846         *
Emmanuel M. Lakios (11)....................      11,300         *                6,000          5,300         *
Don R. Kania, Ph.D. (12)...................       8,333         *                3,000          5,333         *
John P. Kiernan (13).......................       6,700         *                5,000          1,700         *

------------------------

*   Less than one percent.

(1) Shares of the Company's Common Stock subject to options that are currently exercisable or exercisable within 60 days of February 2, 1999 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2) Assumes no exercise of the Underwriters' over-allotment option.

(3) Assumes that the Selling Stockholders have sold all of the shares offered by this prospectus.

(4) Does not include 165,000 shares held by the James C. and Louise A. Wyant Foundation. Dr. Wyant shares voting and disposition power over 1,835,127 shares of Veeco Common Stock with his wife, Louise Wyant.

(5) Member of the Company's Board of Directors.

(6) Employee of the Company.

(7) Includes options to purchase 26,665 shares of Veeco Common Stock which are exercisable within 60 days after February 2, 1999. Excludes options to purchase 137,335 shares of Veeco Common Stock which are not exercisable within 60 days after February 2, 1999. Mr. Braun is a member of the Company's Board of Directors and the Chairman, Chief Executive Officer and President of the Company.

(8) Includes options to purchase 3,333 shares of Veeco Common Stock which are exercisable within 60 days after February 2, 1999. Excludes options to purchase 16,001 shares of Veeco Common Stock which are not exercisable within 60 days after February 2, 1999. Mr. Steenbeke is the Vice President-International Sales and Marketing of the Company.

(9) Mr. Longmire shares voting and dispositive power over 53,692 shares with his wife, Pamela Wrobel Longmire.

(10) Includes options to purchase 37,166 shares of Veeco Common Stock which are exercisable within 60 days after February 2, 1999. Excludes options to purchase 67,334 shares of Veeco Common Stock which are not exercisable within 60 days after February 2, 1999. Mr. Rein is the Vice President-Finance, Chief Financial Officer, Treasurer and Secretary of the Company.

(11) Includes options to purchase 10,667 shares of Veeco Common Stock which are exercisable within 60 days after February 2, 1999. Excludes options to purchase 41,334 shares of Veeco Common Stock which are not exercisable within 60 days after February 2, 1999. Mr. Lakios is the President-Process Equipment of the Company.

(12) Includes options to purchase 8,333 shares of Veeco Common Stock which are exercisable within 60 days after February 2, 1999. Excludes options to purchase 16,667 shares of Veeco Common Stock which are not exercisable within 60 days after February 2, 1999. Dr. Kania is the Chief Technology Officer of the Company.

(13) Includes options to purchase 6,332 shares of Veeco Common Stock which are exercisable within 60 days after February 2, 1999. Excludes options to purchase 21,335 shares of Veeco Common Stock which are not exercisable within 60 days after February 2, 1999. Mr. Kiernan is the Vice President-Corporate Controller of the Company.

                                  UNDERWRITING

    Merrill Lynch, Pierce, Fenner & Smith Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation, NationsBanc Montgomery Securities LLC, Salomon Smith Barney Inc. and SoundView Technology Group, Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us, the Selling Stockholders and the underwriters, we and the Selling Stockholders have agreed to sell to the underwriters, and each of the underwriters severally and not jointly has agreed to purchase from us and the Selling Stockholders, the number of shares of common stock set forth opposite its name below.

                                                                                   NUMBER OF
             UNDERWRITER                                                             SHARES
---------------------------------------------------------------------------------  ----------
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated...........................................................   1,187,450
Donaldson, Lufkin & Jenrette Securities Corporation..............................     747,175
NationsBanc Montgomery Securities LLC............................................     424,525
Salomon Smith Barney Inc.........................................................     747,175
SoundView Technology Group, Inc..................................................     288,675
Adams, Harkness & Hill, Inc......................................................      60,000
Black & Company, Inc.............................................................      60,000
Needham & Company, Inc...........................................................      60,000
                                                                                   ----------
          Total..................................................................   3,575,000
                                                                                   ----------
                                                                                   ----------

    In the purchase agreement, the several underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of common stock being sold pursuant to such agreement if any of the shares of common stock being sold pursuant to such agreement are purchased. Under certain circumstances, under the purchase agreement, the commitments of non-defaulting underwriters may be increased.

    The representatives have advised us and the Selling Stockholders that the underwriters propose initially to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus, and to certain dealers at such price less a concession not in excess of $1.45 per share of common stock. The underwriters may allow, and such dealers may reallow, a discount not in excess of $.10 per share of common stock on sales to certain other dealers. After the public offering, the public offering price, concession and discount may be changed.

    We and the Selling Stockholders have granted options to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of 536,250 additional shares of common stock at the public offering price set forth on the cover page of this prospectus, less the underwriting discount. The underwriters may exercise these options solely to cover over-allotments, if any, made on the sale of the common stock offered hereby. To the extent that the underwriters exercise these options, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of common stock proportionate to such underwriter's initial amount reflected in the foregoing table.

    The following table shows the per share and total underwriting discounts to be paid by us and the Selling Stockholders to the underwriters. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment options.

                                                                   WITHOUT
                                                    PER SHARE       OPTION       WITH OPTION
                                                   -----------  --------------  --------------
Public Offering Price............................      $52.00     $185,900,000    $213,785,000
Underwriting Discount............................       $2.34       $8,365,500      $9,620,325
Proceeds, before expenses, to us.................      $49.66      $49,660,000     $57,109,000
Proceeds to Selling Stockholders.................      $49.66     $127,874,500    $147,055,675

    We will not receive any of the proceeds from the sale of shares by the Selling Stockholders. The expenses of the offering are estimated at $600,000 and are payable by us.

    The shares of common stock are being offered by the several underwriters, subject to prior sale, when as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and certain other conditions. The underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

    We, our directors and executive officers and certain of our stockholders, including the Selling Stockholders, have agreed not to offer or sell any other shares of common stock or common stock equivalents for 90 days after the date of this prospectus. Common stock equivalents include securities convertible into or exchangeable for common stock. During the 90-day period, we and such persons have also agreed not to sell to third parties any option or other right to acquire common stock or common stock equivalents and not to purchase from third parties any option or other right to sell common stock or common stock equivalents. In addition, we and such persons have agreed not to enter into any swap or other arrangement that transfers the economic consequences of ownership of common stock or common stock equivalents. There are some exceptions to these restrictions, including the issuance by us of common stock and options in connection with our employee and director option plans and stock purchase plans and gifts of common stock by such persons, provided the transferee agrees to be bound by the foregoing restrictions.

    We and the Selling Stockholders have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect thereof.

    Until the distribution of the common stock is completed, rules of the Commission may limit the ability of the underwriters and certain selling group members to bid for and purchase the common stock. As an exception to these rules, the representatives are permitted to engage in certain transactions that stabilize the price of the common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock.

    If the underwriters create a short position in the common stock in connection with the offerings, i.e., if they sell more shares of common stock than are set forth on the cover page of this prospectus, the representatives may reduce that short position by purchasing common stock in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

    In general, purchase of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

    Neither we nor any of the Selling Stockholders or underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the Selling Stockholders or underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

    Some of the underwriters or their affiliates have provided investment or commercial banking services to us in the past and are likely to do so in the future. They receive customary fees and commissions for these services.

                                 LEGAL MATTERS

    The validity of the Common Stock being offered hereby is being passed upon for the Company by Kaye, Scholer, Fierman, Hays & Handler, LLP, 425 Park Avenue, New York, New York 10022. Certain legal matters are being passed upon for the Underwriters by Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109.

                                    EXPERTS

    The consolidated financial statements of Veeco Instruments, Inc. at December 31, 1996 and 1997 and for each of the three years in the period ended December 31, 1997 included in this prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, which is based in part on the report of other auditors. The financial statements referred to above are included in reliance upon such report given upon the authority of such firms as experts in accounting and auditing.

                    VEECO INSTRUMENTS INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                        AND FINANCIAL STATEMENT SCHEDULE

        I  December 31 Financial Statements

           Report of Independent Auditors...................................................        F-2

           Report of Independent Public Accountants.........................................        F-3

           Consolidated Balance Sheets at December 31, 1996 and 1997........................        F-4

           Consolidated Statements of Income for the years ended
             December 31, 1995, 1996 and 1997...............................................        F-5

           Consolidated Statements of Shareholders' Equity for
             the years ended December 31, 1995, 1996 and 1997...............................        F-6

           Consolidated Statements of Cash Flows for the years ended
             December 31, 1995, 1996 and 1997...............................................        F-7

           Notes to Consolidated Financial Statements.......................................        F-8

       II  September 30 Financial Statements (unaudited)

           Condensed Consolidated Balance Sheet at September 30, 1998.......................       F-23

           Condensed Consolidated Statements of Income for
             the Nine Months Ended September 30, 1997 and 1998..............................       F-24

           Condensed Consolidated Statements of Cash Flows for
             the Nine Months Ended September 30, 1997 and 1998..............................       F-25

           Notes to Condensed Consolidated Financial Statements.............................       F-26

      III  Schedule II--Valuation and Qualifying Accounts...................................        S-1

                         REPORT OF INDEPENDENT AUDITORS

To the Shareholders and the Board of Directors
Veeco Instruments Inc.

    We have audited the accompanying consolidated balance sheets of Veeco Instruments Inc. and Subsidiaries ("Veeco" or the "Company") as of December 31, 1996 and 1997, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. Our audits also included the financial statement schedule listed in the accompanying Index. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits. We did not audit the financial statements of Digital Instruments, Inc. and Affiliates ("Digital"), which merged with Veeco in May 1998, which statements reflect total assets constituting 14% in 1996 and 20% in 1997 and total revenues constituting 30% in 1995, 30% in 1996, and 23% in 1997 of the consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to data included for Digital, is based solely on the report of other auditors.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

    In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Veeco Instruments Inc. and Subsidiaries at December 31, 1996 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          /s/ Ernst & Young LLP

Melville, New York
May 29, 1998

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Digital Instruments, Inc.
and affiliates:

    We have audited the combined balance sheets of DIGITAL INSTRUMENTS, INC. (a California corporation) and affiliates as of December 31, 1997 and 1996, and the related combined statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997 (not presented herein). These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Digital Instruments, Inc. and affiliates as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

                                          /s/ Arthur Andersen LLP

Los Angeles, California
February 28, 1998

                    VEECO INSTRUMENTS INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                             (DOLLARS IN THOUSANDS)

                                                                                                 DECEMBER 31,
                                                                                            ----------------------
                                                                                               1996        1997
                                                                                            ----------  ----------
ASSETS
Current assets:
  Cash and cash equivalents...............................................................  $   26,322  $   20,444
  Accounts and trade notes receivable, less allowance for doubtful accounts of $803 in
    1996 and $1,005 in 1997...............................................................      32,504      44,927
  Inventories.............................................................................      29,656      44,825
  Prepaid expenses and other current assets...............................................       1,553       1,695
  Deferred income taxes...................................................................       2,448       4,602
                                                                                            ----------  ----------
Total current assets......................................................................      92,483     116,493
Property, plant and equipment at cost, net................................................      13,506      33,344
Excess of cost over net assets acquired, less accumulated amortization of $910 in 1996 and
  $1,040 in 1997..........................................................................       4,448       4,318
Other assets less accumulated amortization of $958 in 1996 and $1,501 in 1997.............       2,902       5,476
                                                                                            ----------  ----------
Total assets..............................................................................  $  113,339  $  159,631
                                                                                            ----------  ----------
                                                                                            ----------  ----------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable........................................................................  $   12,715  $   21,360
  Accrued expenses........................................................................      16,122      22,146
  Income taxes payable....................................................................       1,546       3,999
  Current portion of long-term debt.......................................................         106         210
                                                                                            ----------  ----------
Total current liabilities.................................................................      30,489      47,715
Deferred income taxes.....................................................................         257         702
Long-term debt............................................................................       2,563       9,146
Notes payable to former shareholders of Digital...........................................       8,000       8,000
Other liabilities.........................................................................         461         310
Shareholders' equity:
  Common stock, 25,000,000 shares authorized; 14,283,556 and 14,475,719 shares issued and
    outstanding at December 31, 1996 and 1997, respectively...............................         143         145
Additional paid-in capital................................................................      47,683      54,474
Retained earnings.........................................................................      23,078      39,105
Cumulative translation adjustment.........................................................         665          34
                                                                                            ----------  ----------
Total shareholders' equity................................................................      71,569      93,758
                                                                                            ----------  ----------
Total liabilities and shareholders' equity................................................  $  113,339  $  159,631
                                                                                            ----------  ----------
                                                                                            ----------  ----------

                            See accompanying notes.

                    VEECO INSTRUMENTS INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                    YEAR ENDED DECEMBER 31,
                                                                               ----------------------------------
                                                                                  1995        1996        1997
                                                                               ----------  ----------  ----------
Net sales....................................................................  $  123,976  $  165,059  $  216,728
Cost of sales................................................................      61,693      83,521     110,680
                                                                               ----------  ----------  ----------
Gross profit.................................................................      62,283      81,538     106,048
Costs and expenses:
  Research and development expense...........................................      13,297      17,702      24,470
  Selling, general and administrative expense................................      25,131      29,712      41,591
  Amortization expense.......................................................         202         237         275
  Other--net.................................................................         144         394        (382)
Merger expenses..............................................................      --          --           2,250
Write-off of purchased in-process technology.................................      --          --           4,200
                                                                               ----------  ----------  ----------
                                                                                   38,774      48,045      72,404
                                                                               ----------  ----------  ----------
Operating income.............................................................      23,509      33,493      33,644
Interest expense (income), net...............................................         179        (345)          7
                                                                               ----------  ----------  ----------
Income before income taxes...................................................      23,330      33,838      33,637
Income tax provision.........................................................       2,497       6,941       7,610
                                                                               ----------  ----------  ----------
Net income...................................................................  $   20,833  $   26,897  $   26,027
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
Earnings per share:
  Net income per common share................................................       $1.52       $1.89       $1.81
  Diluted net income per common share........................................       $1.48       $1.86       $1.75
  Weighted average shares outstanding........................................      13,750      14,251      14,392
  Diluted weighted average shares outstanding................................      14,068      14,490      14,908
Pro forma presentation:
  Income before income taxes.................................................  $   23,330  $   33,838  $   33,637
  Pro forma income tax provision.............................................       7,054      12,963      12,817
                                                                               ----------  ----------  ----------
  Pro forma net income.......................................................  $   16,276  $   20,875  $   20,820
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
  Pro forma net income per common share......................................       $1.18       $1.46       $1.45
  Pro forma diluted net income per common share..............................       $1.16       $1.44       $1.40

                            See accompanying notes.

                    VEECO INSTRUMENTS INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                             (DOLLARS IN THOUSANDS)

                                           COMMON STOCK         ADDITIONAL                CUMULATIVE
                                     -------------------------    PAID-IN     RETAINED    TRANSLATION               COMPREHENSIVE
                                        SHARES       AMOUNT       CAPITAL     EARNINGS    ADJUSTMENT      TOTAL         INCOME
                                     ------------  -----------  -----------  ----------  -------------  ----------  --------------
Balance at December 31, 1994.......    13,396,252   $     135    $  32,864   $    7,348    $     641    $   40,988
Exercise of stock options..........        38,497      --               82       --           --                82
Net proceeds from public
  offering.........................       800,000           8       14,452       --           --            14,460
Translation adjustment.............       --           --           --           --              128           128    $      128
Net income.........................       --           --           --           20,833       --            20,833        20,833
Distributions to former
  shareholders of Digital..........       --           --           --          (18,000)      --           (18,000)       --
                                     ------------       -----   -----------  ----------        -----    ----------       -------
Balance at December 31, 1995.......    14,234,749         143       47,398       10,181          769        58,491    $   20,961
                                                                                                                         -------
                                                                                                                         -------
Exercise of stock options and stock
  issuances under stock purchase
  plan.............................        48,807      --              285       --           --               285
Translation adjustment.............       --           --           --           --             (104)         (104)         (104)
Net income.........................       --           --           --           26,897       --            26,897        26,897
Distributions to former
  shareholders of Digital..........       --           --           --          (14,000)      --           (14,000)       --
                                     ------------       -----   -----------  ----------        -----    ----------       -------
Balance at December 31, 1996.......    14,283,556         143       47,683       23,078          665        71,569    $   26,793
                                                                                                                         -------
                                                                                                                         -------
Exercise of stock options and stock
  issuances under stock purchase
  plan.............................       192,163           2        2,068       --           --             2,070
Translation adjustment.............       --           --           --           --             (631)         (631)         (631)
Stock option income tax benefit....       --           --            1,790       --           --             1,790        --
Sale of stock......................       --           --            2,933       --           --             2,933        --
Net income.........................       --           --           --           26,027       --            26,027        26,027
Distributions to former
  shareholders of Digital..........       --           --           --          (10,000)      --           (10,000)       --
                                     ------------       -----   -----------  ----------        -----    ----------       -------
Balance at December 31, 1997.......    14,475,719   $     145    $  54,474   $   39,105    $      34    $   93,758    $   25,396
                                     ------------       -----   -----------  ----------        -----    ----------       -------
                                     ------------       -----   -----------  ----------        -----    ----------       -------

                            See accompanying notes.

                    VEECO INSTRUMENTS INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                                                      YEAR ENDED DECEMBER 31,
                                                                                  --------------------------------
                                                                                    1995       1996        1997
                                                                                  ---------  ---------  ----------
OPERATING ACTIVITIES
Net income......................................................................  $  20,833  $  26,897  $   26,027
Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization...............................................      1,823      2,041       2,215
    Deferred income taxes.......................................................        (46)      (895)     (1,709)
    Write-off of purchased in-process technology................................     --         --           4,200
    Changes in operating assets and liabilities:
      Accounts receivable.......................................................     (8,942)    (4,205)    (12,805)
      Inventories...............................................................     (5,718)    (8,684)    (13,633)
      Accounts payable..........................................................      1,364      2,901       8,694
      Accrued expenses and other current liabilities............................      3,711      4,086       4,483
      Other, net................................................................       (610)     1,229         638
                                                                                  ---------  ---------  ----------
Net cash provided by operating activities.......................................     12,415     23,370      18,110
                                                                                  ---------  ---------  ----------
INVESTING ACTIVITIES
Capital expenditures, net.......................................................     (1,403)    (4,067)    (21,047)
Net assets of business acquired.................................................     --         --          (4,375)
                                                                                  ---------  ---------  ----------
Net cash used in investing activities...........................................     (1,403)    (4,067)    (25,422)
                                                                                  ---------  ---------  ----------
FINANCING ACTIVITIES
Proceeds from stock issuance....................................................     14,542        285       5,003
Proceeds from long-term debt....................................................         --         --       6,800
Distributions to former shareholders of Digital.................................    (10,000)   (14,000)    (10,000)
Other...........................................................................       (158)      (289)       (160)
                                                                                  ---------  ---------  ----------
Net cash provided by (used in) financing activities.............................      4,384    (14,004)      1,643
                                                                                  ---------  ---------  ----------
Effect of exchange rate changes on cash and cash equivalents....................       (144)       161        (209)
                                                                                  ---------  ---------  ----------
Net increase (decrease) in cash and cash equivalents............................     15,252      5,460      (5,878)
Cash and cash equivalents at beginning of period................................      5,610     20,862      26,322
                                                                                  ---------  ---------  ----------
Cash and cash equivalents at end of period......................................  $  20,862  $  26,322  $   20,444
                                                                                  ---------  ---------  ----------
                                                                                  ---------  ---------  ----------

                            See accompanying notes.

                    VEECO INSTRUMENTS INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1997

1.  BUSINESS COMBINATIONS AND BASIS OF PRESENTATION

    On May 29, 1998, the Company merged with Digital Instruments, Inc. ("Digital"), a leader in scanning probe/atomic force microscopy (SPM/AFM). Under the merger, Digital shareholders received 5,583,725 shares of Veeco Instruments, Inc. ("Veeco" or the "Company") common stock. The merger was accounted for as a pooling of interests and, accordingly, historical financial data has been restated to include Digital data. Merger and reorganization expenses principally related to this transaction amounted to $7,500,000, which was comprised of transaction fees and expenses of $3,300,000, a $1,585,000 non-cash compensation charge related to stock issued in accordance with a pre-existing agreement with a key Digital employee, $1,415,000 of duplicate facility costs and $1,200,000 of reorganization costs all of which were charged to operating expenses during the nine month period ended September 30, 1998. The Company owns 50% of Digital Instruments GmbH, a German company, which exclusively distributes Digital's products in Germany and Eastern Europe. The Company accounts for its investment in Digital Instruments GmbH under the equity method of accounting. Prior to the merger, Digital had elected "S" Corporation status for income tax purposes and therefore was not subject to federal income taxes at the corporation level. As a result of the merger, Digital's "S" Corporation election was terminated. Pro forma net income presents income taxes for Digital as if it had been a "C" Corporation for all periods presented.

    On July 25, 1997, a wholly-owned subsidiary of Veeco merged into Wyko Corporation ("Wyko") of Tucson, Arizona, a leading supplier of optical interferometric measurement systems for the data storage and semiconductor industries. Under the merger, Wyko shareholders received 2,863,810 shares of Veeco common stock and holders of options to acquire Wyko common stock received options to acquire an aggregate of 136,190 shares of Veeco common stock. The merger was accounted for as a pooling of interests. Merger expenses of approximately $2,250,000 pertaining to investment banking, legal fees and other one-time transaction costs were charged to operating expenses during the year ended December 31, 1997.

    The following table displays the revenues and net income of the separate companies for the periods preceding the business combinations and the post Wyko merger amounts through December 31, 1997:

                                                                                    YEAR ENDED DECEMBER 31,
                                                                               ----------------------------------
                                                                                  1995        1996        1997
                                                                               ----------  ----------  ----------
Revenues:
  Veeco (pre-mergers)........................................................  $   72,359  $   96,832  $   71,211
  Wyko.......................................................................      13,466      18,210      18,285
  Digital....................................................................      38,151      50,017      51,320
  Veeco/Wyko (post-merger)...................................................      --          --          75,912
                                                                               ----------  ----------  ----------
  Combined...................................................................  $  123,976  $  165,059  $  216,728
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
Net income:
  Veeco (pre-mergers)........................................................  $    6,792  $    8,038  $    2,723
  Wyko.......................................................................       2,445       2,797       3,472
  Digital....................................................................      11,596      16,062      13,744
  Veeco/Wyko (post-merger)...................................................      --          --           6,088
                                                                               ----------  ----------  ----------
  Combined...................................................................  $   20,833  $   26,897  $   26,027
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------

                    VEECO INSTRUMENTS INC. AND SUBSIDIARIES

                               DECEMBER 31, 1997

1.  BUSINESS COMBINATIONS AND BASIS OF PRESENTATION (CONTINUED)
    On April 10, 1997, Veeco acquired from Materials Research Corporation, certain assets of the PVD ("Physical Vapor Deposition") data storage business for cash of $4,375,000 plus the assumption of certain liabilities. The acquisition was accounted for using the purchase method of accounting. Accordingly, the purchase price was allocated to the net assets acquired based on their estimated fair values as determined by an independent appraisal, including $4,200,000 allocated to in-process engineering and development projects. The associated projects had not reached technological feasibility and had no alternative future uses and thus the amounts allocated to such projects have been expensed as of the date of acquisition.

2.  SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

    Veeco designs, manufactures, markets and services a broad line of precision metrology and process equipment used to measure, test and manufacture microelectronic products for the data storage and semiconductor industries. Veeco's precision metrology equipment is primarily used to measure critical dimensions on thin film magnetic heads and semiconductor devices. The Company's process equipment is primarily used to etch and deposit materials in the manufacture of thin film magnetic heads. Veeco sells its products worldwide to many of the leading manufacturers in the data storage, semiconductor and other industries, as well as research and development centers and universities.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of Veeco and its subsidiaries. Intercompany items and transactions have been eliminated in consolidation.

REVENUE

    Revenue is recognized when title passes to the customer, generally upon shipment. Service and maintenance contract revenues are recorded as deferred income, which is included in other accrued expenses, and recognized as income on a straight-line basis over the service period of the related contract. The Company provides for (1) the estimated costs of fulfilling its installation obligations and (2) warranty costs at the time the related revenue is recorded.

CASH FLOWS

    The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Interest paid during 1995, 1996 and 1997 was approximately $825,000, $734,000 and, $1,103,000, respectively. Income taxes paid in 1995, 1996 and 1997 were approximately $1,147,000, $6,706,000 and $5,370,000, respectively.

                    VEECO INSTRUMENTS INC. AND SUBSIDIARIES

                               DECEMBER 31, 1997

2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
INVENTORIES

    Inventories are stated at the lower of cost (principally first-in, first-out method) or market.

DEPRECIABLE ASSETS

    Depreciation and amortization are generally computed by the straight-line method and are charged against income over the estimated useful lives of depreciable assets. Amortization of equipment recorded under capital lease obligations is included in depreciation of property, plant and equipment.

INTANGIBLE ASSETS

    Excess of cost of investment over net assets of business acquired is being amortized on a straight-line basis over 40 years. Other intangible assets, included within other assets on the balance sheet, consists principally of purchased technology, patents, software licenses and deferred finance costs of $1,086,000 and $3,663,000 at December 31, 1996 and 1997, respectively. Other intangible assets are amortized over periods ranging from 3 to 17 years.

ENVIRONMENTAL COMPLIANCE AND REMEDIATION

    Environmental compliance costs include ongoing maintenance, monitoring and similar costs. Such costs are expensed as incurred. Environmental remediation costs are accrued when environmental assessments and/or remedial efforts are probable and the cost can be reasonably estimated.

FOREIGN OPERATIONS

    Foreign currency denominated assets and liabilities are translated into U.S. dollars at the exchange rates existing at the balance sheet date. Resulting translation adjustments due to fluctuations in the exchange rates are recorded as a separate component of shareholders' equity. Income and expense items are translated at the average exchange rates during the respective periods.

RESEARCH AND DEVELOPMENT COSTS

    Research and development costs are charged to expense as incurred and include expenses for development of new technology and the transition of the technology into new products or services.

ADVERTISING AND PROMOTIONAL EXPENSE

    The cost of advertising is expensed as of the first showing. The Company incurred $2,437,000, $3,307,000 and $4,668,000 in advertising costs during 1995,
1996 and 1997, respectively.

STOCK BASED COMPENSATION

    The Company continues to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its stock-based compensation plans. Under APB 25, because the exercise price of the Company's employee stock options is set equal to the market price of the underlying stock on the date of grant, no compensation expense is recognized.

                    VEECO INSTRUMENTS INC. AND SUBSIDIARIES

                               DECEMBER 31, 1997

2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amounts of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximates fair value due to their short maturities.

    The fair values of the Company's debt, including current maturities, are estimated using discounted cash flow analyses, based on the estimated current incremental borrowing rates for similar types of securities. The carrying amount of the Company's debt at December 31, 1996 and 1997 approximates fair value.

EARNINGS PER SHARE

    In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." SFAS No. 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share.

    The following table sets forth the reconciliation of weighted average shares outstanding and diluted weighted average shares outstanding:

                                                                                         1995       1996       1997
                                                                                       ---------  ---------  ---------
                                                                                               (IN THOUSANDS)
Weighted average shares outstanding..................................................     13,750     14,251     14,392
Dilutive effect of stock options.....................................................        318        239        516
                                                                                       ---------  ---------  ---------
Diluted weighted average shares outstanding..........................................     14,068     14,490     14,908
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------

PRO FORMA PRESENTATION

    Pro forma net income and pro forma earnings per share as shown on the Consolidated Statements of Income reflects income taxes as if Digital had been a "C" corporation for all periods presented and, therefore, subject to federal income taxes at the corporate level.

COMPREHENSIVE INCOME

    As of January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 was retroactively applied to January 1, 1995. SFAS No. 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of this statement had no impact on the Company's reported net income or shareholders' equity. SFAS No. 130 requires foreign currency translation adjustments to be included in other comprehensive income, net of income taxes. Due to foreign net operating loss carryforwards, there is no income tax effect on the translation adjustments.

                    VEECO INSTRUMENTS INC. AND SUBSIDIARIES

                               DECEMBER 31, 1997

2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
SEGMENT REPORTING

    In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 superseded SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise". SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company will be required to comply with the provisions of this statement in fiscal 1998.

RECLASSIFICATIONS

    Certain amounts in the 1995 and 1996 financial statements have been reclassified to conform with the 1997 presentation.

3.  BALANCE SHEET INFORMATION

                                                                              DECEMBER 31,
                                                                          --------------------
                                                                            1996       1997
                                                                          ---------  ---------
                                                                             (IN THOUSANDS)
Inventories:
  Raw materials.........................................................  $  14,255  $  25,277
  Work in process.......................................................      7,396      8,528
  Finished goods........................................................      8,005     11,020
                                                                          ---------  ---------
                                                                          $  29,656  $  44,825
                                                                          ---------  ---------
                                                                          ---------  ---------

                                                               DECEMBER 31,
                                                           --------------------    ESTIMATED
                                                             1996       1997     USEFUL LIVES
                                                           ---------  ---------  -------------
                                                              (IN THOUSANDS)
Property, plant and equipment:
  Land...................................................  $   2,166  $   5,166
  Buildings and improvements.............................      7,854     19,543    10-39 years
  Machinery and equipment................................     12,969     19,708      3-7 years
  Leasehold improvements.................................        150        516      3-7 years
                                                           ---------  ---------
                                                              23,139     44,933
  Less accumulated depreciation and amortization.........      9,633     11,589
                                                           ---------  ---------
                                                           $  13,506  $  33,344
                                                           ---------  ---------
                                                           ---------  ---------

                    VEECO INSTRUMENTS INC. AND SUBSIDIARIES

                               DECEMBER 31, 1997

3.  BALANCE SHEET INFORMATION (CONTINUED)

                                                                              DECEMBER 31,
                                                                          --------------------
                                                                            1996       1997
                                                                          ---------  ---------
                                                                             (IN THOUSANDS)
Accrued expenses:
  Litigation reserve....................................................  $   1,500  $   1,500
  Payroll and related benefits..........................................      3,669      5,713
  Taxes, other than income..............................................      2,293      1,996
  Deferred service contract revenue.....................................        532        594
  Customer deposits and advanced billings...............................      3,861      2,262
  Installation and warranty.............................................      1,037      4,638
  Royalties.............................................................        920      1,097
  Other.................................................................      2,310      4,346
                                                                          ---------  ---------
                                                                          $  16,122  $  22,146
                                                                          ---------  ---------
                                                                          ---------  ---------

4.  LONG-TERM DEBT

    The Company has a credit facility (the "Credit Facility") which may be used for working capital, acquisitions and general corporate purposes. The Credit Facility provides the Company with up to $30 million of availability. The Credit Facility's interest rate is the prime rate of the lending banks, but is adjustable to a maximum rate of 3/4% above the prime rate in the event the Company's ratio of debt to cash flow exceeds a defined ratio. A LIBOR-based interest rate option is also provided. The Credit Facility expires July 31, 1999, but under certain conditions is convertible into a term loan, which would amortize quarterly through July 31, 2002.

    The Credit Facility is secured by substantially all of the Company's personal property as well as the stock of its domestic subsidiaries. The Credit Facility also contains certain restrictive covenants, which among other things, impose limitations with respect to incurrence of certain additional indebtedness, incurrence of liens, payments of dividends, long-term leases, investments, mergers, consolidations and specified sales of assets. The Company is also required to satisfy certain financial tests.

    As of December 31, 1996 and 1997, no borrowings were outstanding under the Company's Credit Facility.

    In April 1995, the stockholders of Digital received distributions in the amount of $8,000,000 in the form of unsecured promissory notes, bearing interest at 7.21% with interest due quarterly and principal due on or before March 31, 2000. Interest relating to these notes approximated $432,000, $577,000 and $577,000 for 1995, 1996 and 1997, respectively.

    Long-term debt consists of a mortgage note and a note payable. The mortgage note was refinanced in October 1995. The mortgage note, which bears interest at a rate of 8.5%, matures on October 14, 2002 and is collateralized by a parcel of land and a building. The note payable, which is secured by a parcel of land and a building purchased in 1997, bears interest at 7.75% for the first five years with a final payment due in December 2007. At the end of five years, the interest rate will change

                    VEECO INSTRUMENTS INC. AND SUBSIDIARIES

                               DECEMBER 31, 1997

4.  LONG-TERM DEBT (CONTINUED)
each year based on the bank's index rate plus 1.75%. This note payable is being amortized over 25 years with a balloon payment due at the end of ten years. Long-term debt matures as follows:

                                                                                (IN THOUSANDS)
                                                                                ---------------
1998..........................................................................     $     210
1999..........................................................................           226
2000..........................................................................           245
2001..........................................................................           267
2002..........................................................................         2,165
Thereafter....................................................................         6,243
                                                                                      ------
                                                                                       9,356
Less current portion..........................................................           210
                                                                                      ------
                                                                                   $   9,146
                                                                                      ------
                                                                                      ------

5.  STOCK COMPENSATION PLANS

    Pro forma information regarding net income and earnings per share is determined as if the Company had accounted for its stock options granted subsequent to December 31, 1994 under the fair value method estimated at the date of grant using a Black-Scholes option pricing model. The Company's pro forma information follows:

                                                                                      DECEMBER 31,
                                                                             -------------------------------
                                                                               1995       1996       1997
                                                                             ---------  ---------  ---------
                                                                             (IN THOUSANDS, EXCEPT PER SHARE
                                                                                        AMOUNTS)
Pro forma net income.......................................................  $  20,485  $  26,399  $  24,784
Pro forma diluted earnings per share.......................................  $    1.46  $    1.83  $    1.67

FIXED OPTION PLANS

    The Company has two fixed option plans. The Veeco Instruments Inc. Amended and Restated 1992 Employees' Stock Option Plan (the "Stock Option Plan") provides for the grant to officers and key employees of up to 1,426,787 options (224,546 options available for future grants as of December 31, 1997) to purchase shares of Common Stock of the Company. Stock options granted pursuant to the Stock Option Plan become exercisable over a three-year period following the grant date and expire after ten years. The Veeco Instruments Inc. 1994 Stock Option Plan for Outside Directors, as amended (the "Directors' Option Plan"), provides for the automatic grant of stock options to each member of the Board of Directors of the Company who is not an employee of the Company. The Directors' Option Plan provides for the grant of up to 115,000 options (64,003 options available for future grants as of December 31, 1997) to purchase shares of Common Stock of the Company. Such options granted are exercisable immediately and expire after ten years. In connection with the merger with Wyko, holders of the then outstanding Wyko stock options received options to purchase an aggregate of 136,190 shares of Veeco common stock.

                    VEECO INSTRUMENTS INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1997

5.  STOCK COMPENSATION PLANS (CONTINUED)

    The fair values of these options at the date of grant was estimated with the following weighted-average assumptions for 1995, 1996 and 1997: risk-free interest rate of 6.3%, no dividend yield, volatility factor of the expected market price of the Company's common stock of 50% and a weighted-average expected life of the option of four years.

    A summary of the Company's stock option plans as of December 31, 1995, 1996 and 1997, and changes during the years ended on those dates is presented below:

                                                                                         1996                      1997
                                                            1995               ------------------------  ------------------------
                                               ------------------------------                WEIGHTED-                 WEIGHTED-
                                                                 OPTION                       AVERAGE                   AVERAGE
                                                 SHARES           PRICE          SHARES      EXERCISE      SHARES      EXERCISE
                                                 (000'S)        PER SHARE        (000'S)       PRICE       (000'S)       PRICE
                                               -----------  -----------------  -----------  -----------  -----------  -----------
Outstanding at beginning of year.............         340   $  0.69 to $11.00         606    $    8.85          658    $    9.44
Granted......................................         314       9.50 to 22.75         175        13.68          681        32.22
Exercised....................................         (38)       0.69 to 4.50         (32)        2.68         (165)        9.76
Forfeited....................................         (10)      0.69 to 13.38         (91)       13.67          (20)       21.60
                                                    -----   -----------------       -----   -----------       -----   -----------
Outstanding at end of year...................         606   $  0.69 to $22.75         658    $    9.44        1,154    $   22.64
                                                    -----   -----------------       -----   -----------       -----   -----------
                                                    -----   -----------------       -----   -----------       -----   -----------
Options exercisable at year-end..............         204   $  0.69 to $13.38         324    $    5.72          330    $    9.25
Weighted-average fair value of options
  granted during the year....................               $            6.62                $    6.24                 $   14.83

    The following table summarizes information about fixed stock options outstanding at December 31, 1997:

                                    OPTIONS OUTSTANDING                           OPTIONS EXERCISABLE
                  -------------------------------------------------------  ----------------------------------
                     NUMBER                                                    NUMBER
                   OUTSTANDING                                               OUTSTANDING
                   AT DECEMBER     WEIGHTED-AVERAGE                          AT DECEMBER
    RANGE OF        31, 1997           REMAINING        WEIGHTED-AVERAGE      31, 1997      WEIGHTED-AVERAGE
 EXERCISE PRICE      (000'S)       CONTRACTUAL LIFE      EXERCISE PRICE        (000'S)       EXERCISE PRICE
----------------  -------------  ---------------------  -----------------  ---------------  -----------------
          $ 0.69            2                4.8            $    0.69                 2         $    0.69
            1.27           95                0.5                 1.27                95              1.27
  $2.18 --  3.00           70                8.0                 2.54                70              2.54
            4.50           19                6.6                 4.50                19              4.50
   9.50 -- 13.38          197                7.6                12.67                91             12.81
  14.50 -- 21.50          116                8.2                15.13                32             16.66
  24.88 -- 31.00          426                9.4                27.26            --                --
  37.63 -- 50.25          192                9.7                40.32                21             45.75
  57.25 -- 57.25           37                9.8                57.25            --                --
                                              --
                        -----                                  ------               ---            ------
   0.69 -- 57.25        1,154                8.9            $   22.64               330         $    9.25
                                              --
                                              --
                        -----                                  ------               ---            ------
                        -----                                  ------               ---            ------

EMPLOYEE STOCK PURCHASE PLAN

    Under the Veeco Instruments Inc. Employee Stock Purchase Plan (the "Plan"), the Company is authorized to issue up to 250,000 shares of Common Stock to its full-time domestic employees, nearly

                    VEECO INSTRUMENTS INC. AND SUBSIDIARIES

                               DECEMBER 31, 1997

5.  STOCK COMPENSATION PLANS (CONTINUED)
all of whom are eligible to participate. Under the terms of the Plan, employees can choose each year to have up to 6% of their annual base earnings withheld to purchase the Company's Common Stock. The purchase price of the stock is 85% of the lower of its beginning-of-year or end-of-year market price. Under the Plan, the Company issued 16,476 shares, 14,278 shares and 12,996 shares to employees in 1995, 1996 and 1997, respectively. The fair value of the employees' purchase rights were estimated using the following assumptions for 1995, 1996 and 1997, respectively: no dividend yield for all years; an expected life of six months, one year and one year; expected volatility of 64%, 70% and 70%; and risk-free interest rates of 5.7%, 5.2% and 5.3%. The weighted-average fair value of those purchase rights granted in 1995, 1996 and 1997 was $5.40, $5.20 and $6.58, respectively.

    As of December 31, 1997, the Company has reserved 1,442,260 and 206,250 shares of common stock for issuance upon exercise of stock options and issuance of shares pursuant to the Plan, respectively.

    On January 27, 1994, Digital entered into an employment agreement with one of its current employees promising a grant of one percent of the then outstanding Digital common stock upon sale of more than 50 percent of Digital's common stock to an outside investor or a public offering. Pursuant to this agreement and in connection with the May 1998 merger between Digital and Veeco, this employee was issued $1,585,000 of Digital stock which resulted in a non-cash compensation charge which is a merger expense.

6.  INCOME TAXES

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 1996 and 1997 are as follows:

                                                                                           DECEMBER 31,
                                                                                       --------------------
                                                                                         1996       1997
                                                                                       ---------  ---------
                                                                                          (IN THOUSANDS)
Deferred tax liabilities:
  Tax over book depreciation.........................................................  $     257  $     702
Deferred tax assets:
  Inventory valuation................................................................      1,704      2,247
  Foreign net operating loss carryforwards...........................................        795      1,084
  Warranty and installation..........................................................        379      1,878
  Other..............................................................................        365        387
                                                                                       ---------  ---------
Total deferred tax assets............................................................      3,243      5,596
Valuation allowance..................................................................       (795)      (994)
                                                                                       ---------  ---------
Net deferred tax assets..............................................................      2,448      4,602
                                                                                       ---------  ---------
Net deferred taxes...................................................................  $   2,191  $   3,900
                                                                                       ---------  ---------
                                                                                       ---------  ---------

                    VEECO INSTRUMENTS INC. AND SUBSIDIARIES

                               DECEMBER 31, 1997

6.  INCOME TAXES (CONTINUED)
    For financial reporting purposes, income (loss) before income taxes consists of:

                                                                   YEAR ENDED DECEMBER 31,
                                                               -------------------------------
                                                                 1995       1996       1997
                                                               ---------  ---------  ---------
                                                                       (IN THOUSANDS)
Domestic.....................................................  $  23,069  $  34,135  $  33,654
Foreign......................................................        261       (297)       (17)
                                                               ---------  ---------  ---------
                                                               $  23,330  $  33,838  $  33,637
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------

    Significant components of the provision (benefit) for income taxes are presented below:

                                                                                           YEAR ENDED DECEMBER 31,
                                                                                       -------------------------------
                                                                                         1995       1996       1997
                                                                                       ---------  ---------  ---------
                                                                                               (IN THOUSANDS)
Current:
  Federal............................................................................  $   3,310  $   6,442  $   7,371
  Foreign............................................................................        379        129        306
  State..............................................................................        471      1,542      1,642
  Utilization of research tax credits carryforward...................................       (909)      (277)    --
  Utilization of net operating losses................................................       (708)    --         --
                                                                                       ---------  ---------  ---------
                                                                                           2,543      7,836      9,319
Deferred:
  Federal............................................................................        171       (795)    (1,517)
  Foreign............................................................................        (90)    --         --
  State..............................................................................       (127)      (100)      (192)
                                                                                       ---------  ---------  ---------
                                                                                             (46)      (895)    (1,709)
                                                                                       ---------  ---------  ---------
                                                                                       $   2,497  $   6,941  $   7,610
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------

                    VEECO INSTRUMENTS INC. AND SUBSIDIARIES

                               DECEMBER 31, 1997

6.  INCOME TAXES (CONTINUED)
    The following is a reconciliation of the income tax expense computed using the federal statutory rate to the Company's actual income tax expense:

                                                                                       YEAR ENDED DECEMBER 31,
                                                                                   -------------------------------
                                                                                     1995       1996       1997
                                                                                   ---------  ---------  ---------
                                                                                           (IN THOUSANDS)
Tax at U.S. statutory rates......................................................  $   8,166  $  11,843  $  11,773
State income taxes (net of federal benefit)......................................        278        856        925
Goodwill amortization............................................................         44         46         46
Nondeductible merger expenses....................................................     --         --            700
Other nondeductible expenses.....................................................         56         52        116
Recognition of previously unrecognized deferred tax assets, net..................       (314)    --         --
Income of "S" Corporation not subject to federal corporation tax.................     (4,125)    (5,728)    (4,875)
Operating losses not currently realizable........................................        212        225        335
Operating losses currently realizable............................................     (1,582)    --            (13)
Research and development tax credit..............................................       (113)      (184)      (619)
Benefit of foreign sales corporation.............................................       (144)      (173)      (479)
Other............................................................................         19          4       (299)
                                                                                   ---------  ---------  ---------
                                                                                   $   2,497  $   6,941  $   7,610
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------

    Several of the Company's foreign subsidiaries have net operating loss carryforwards for foreign tax purposes of approximately $2,700,000 at December 31, 1997, a portion of which expires in years 1998 through 2002 and a portion for which the carryforward period is unlimited.

7.  COMMITMENTS AND CONTINGENCIES AND OTHER MATTERS

IBM AGREEMENT

    Veeco is party to agreements with IBM, as amended (the "IBM Agreements"), with respect to the IBM-manufactured Atomic Force Microscopes ("SXM Products"), pursuant to which, Veeco has been appointed exclusive worldwide sales and marketing representative to market, service and sell the SXM Products to customers in the microelectronic and data storage industries. Pursuant to the IBM Agreements, Veeco has agreed to purchase a minimum number of SXM Products. At December 31, 1997, Veeco's purchase commitment under these agreements which extend through February 2001 was approximately $8,000,000.

                    VEECO INSTRUMENTS INC. AND SUBSIDIARIES

                               DECEMBER 31, 1997

7.  COMMITMENTS AND CONTINGENCIES AND OTHER MATTERS (CONTINUED)
MINIMUM LEASE COMMITMENTS

    Minimum lease commitments as of December 31, 1997 for property and equipment under operating lease agreements (exclusive of renewal options) are payable as follows:

                                                                      (IN THOUSANDS)
1998................................................................     $   1,440
1999................................................................         1,210
2000................................................................           979
2001................................................................           931
2002................................................................           861
Thereafter..........................................................           617
                                                                            ------
                                                                         $   6,038
                                                                            ------
                                                                            ------

    Rent charged to operations amounted to $1,266,000, $1,408,000 and $1,979,000 in 1995, 1996 and 1997, respectively. In addition, the Company is obligated under the leases for certain other expenses, including real estate taxes and insurance.

ROYALTIES

    The Company has arrangements with three universities, three companies, three research institutions, the United States government and two individuals to use patents in accordance with license agreements. Royalties and license fees expensed under these agreements approximated $1,189,000, $986,000 and $716,000 in 1995, 1996 and 1997, respectively.

ENVIRONMENTAL REMEDIATION

    In compliance with a Cleanup and Abatement Order ("CAO") issued by the California Regional Water Quality Control Board, Central Coast Region, the Company completed soil remediation of a site which was leased by a predecessor of the Company in September 1995.

    The cost of the soil remediation was approximately $35,000. The Company is currently performing post-soil remediation groundwater monitoring at the site. Reports prepared by consultants indicate certain contaminants in samples of groundwater from underneath the site. The Company cannot predict the extent of groundwater contamination at the site and cannot determine at this time whether any or all of the groundwater contamination may be attributable to activities of neighboring parties. The Company cannot predict whether any groundwater remediation will be necessary or the costs, if any, of such remediation.

    The Company may, under certain circumstances, be obligated to pay up to $250,000 in connection with the implementation of a comprehensive plan of environmental remediation at its Plainview, New York facility. The Company has been indemnified for any liabilities it may incur in excess of $250,000 with respect to any such remediation. No comprehensive plan has been required to date. Despite such indemnification, the Company does not believe that any material loss or expense is probable in connection with any remediation plan that may be proposed.

                    VEECO INSTRUMENTS INC. AND SUBSIDIARIES

                               DECEMBER 31, 1997

7.  COMMITMENTS AND CONTINGENCIES AND OTHER MATTERS (CONTINUED)
    The Company is aware that petroleum hydrocarbon contamination has been detected in the soil at the site of a facility leased by the Company in Santa Barbara, California. The Company has been indemnified for any liabilities it may incur which arise from environmental contamination at the site. Despite such indemnification, the Company does not believe that any material loss or expense is probable in connection with any such liabilities.

    The former owner of the land and building in which Digital's operating facilities and offices are located has disclosed that there are hazardous substances present in the ground under the building. Management believes that the comprehensive indemnification clause that is part of the purchase contract provides adequate protection against any environmental issues that may arise.

LITIGATION

    One patent licensor has asserted that the Company has incorrectly calculated royalties for the patent on which the Company has paid royalties since inception of the license agreement. Management believes the resolution of the matter will not have a material adverse impact on the Company's consolidated financial position, results of operations or cash flows.

    The Company is a defendant in a patent infringement lawsuit filed in June 1988 in the United States District Court for the District of Arizona. The suit alleged that certain Company products infringed the plaintiff's patents, and sought monetary damages and an injunction. The case was decided adversely to the Company in June 1994. The Company appealed the decision which was partially reversed by a decision of the Court of Appeals, with an opinion determining that only certain Company products made in 1988 and 1989 infringed a patent. The case has been remanded to the District Court for a redetermination of damages. The Company has been ordered to establish and fund an escrow account in the amount of $1,500,000 until a final decision is reached. Such amount is included in other assets. The Company believes this escrow amount exceeds the amount sought in final recovery by the plaintiff. The Company has established a corresponding litigation reserve of $1,500,000. Management does not believe the ultimate resolution of this matter will have a material impact on the Company's consolidated financial position, results of operations or cash flows.

    The Company is the defendant in a lawsuit by one of its former distributors alleging wrongful termination and other claims. The former distributor is seeking lost profits and commissions of approximately $3,000,000 plus exemplary damages and the costs of the proceedings. Management, in consultation with legal counsel, believes the resolution of the matter will not have a material adverse impact on the Company's consolidated financial position, results of operations or cash flows.

RELATED PARTY TRANSACTIONS

    Balances and transactions with Digital GmbH that are reflected in the accompanying financial statements are as follows:

                                                                     1996       1997
                                                                   ---------  ---------
                                                                      (IN THOUSANDS)
Accounts receivable..............................................  $     922  $   1,788
Sales............................................................      3,461      3,025

                    VEECO INSTRUMENTS INC. AND SUBSIDIARIES

                               DECEMBER 31, 1997

7.  COMMITMENTS AND CONTINGENCIES AND OTHER MATTERS (CONTINUED)
    The Company makes purchases of inventory from a company, which is owned partially by an individual who is also employed by Digital and has a management position in Digital. Payments to this related company in 1995, 1996 and 1997 were approximately $2,386,000, $2,937,000 and $3,120,000, respectively.

CONCENTRATION OF CREDIT RISK

    The Company's business depends in large part upon the capital expenditures of data storage, semiconductor and flat panel display manufacturers which accounted for the following percentages of the Company's net sales:

                                                                                   DECEMBER 31,
                                                                          -------------------------------
                                                                            1995       1996       1997
                                                                          ---------  ---------  ---------
Data storage............................................................       33.4%      45.5%      53.2%
Semiconductor...........................................................       27.6       23.0       19.8
Flat panel display......................................................        3.5        2.2        1.7

    The Company cannot predict whether the growth experienced in the microelectronics industry in the recent past will continue.

    Sales to one customer accounted for approximately 15%, 11% and 14% and sales to another customer accounted for approximately 6%, 11% and 11% of the Company's net sales during the years ended December 31, 1995, 1996 and 1997, respectively. At December 31, 1996 and 1997, accounts receivable due from two customers represented 16% and 15% of aggregate accounts receivable, respectively.

    The Company manufactures and sells its products to companies in different geographic areas. The Company performs periodic credit evaluations of its customers' financial condition, generally does not require collateral, and where appropriate, requires that letters of credit be provided on foreign sales. Receivables generally are due within 30-60 days. The Company's net accounts receivable are concentrated in the following geographic areas:

                                                          DECEMBER 31,
                                                      --------------------
                                                        1996       1997
                                                      ---------  ---------
                                                         (IN THOUSANDS)
United States.......................................  $  16,528  $  22,131
Europe..............................................      5,920      8,856
Far East............................................      9,259     12,738
Other...............................................        797      1,202
                                                      ---------  ---------
                                                      $  32,504  $  44,927
                                                      ---------  ---------
                                                      ---------  ---------

                    VEECO INSTRUMENTS INC. AND SUBSIDIARIES

                               DECEMBER 31, 1997

8.  FOREIGN OPERATIONS AND GEOGRAPHIC AREA INFORMATION

    Information as to the Company's foreign operations and geographic area information (assets not specifically identified to Europe and Japan are included in the United States amounts) are summarized below:

                                   NET SALES TO
                              UNAFFILIATED CUSTOMERS            OPERATING INCOME (LOSS)                TOTAL ASSETS
                        ----------------------------------  -------------------------------  ---------------------------------
                           1995        1996        1997       1995       1996       1997        1995        1996       1997
                        ----------  ----------  ----------  ---------  ---------  ---------  ----------  ----------  ---------
                                                                    (IN THOUSANDS)
United States.........  $  118,443  $  160,290  $  212,288  $  23,383  $  33,924  $  33,669  $   83,919  $  105,601  $ 149,708
Europe (1)............      11,863      11,214      12,436        651        (69)       584       8,790       6,953      8,786
Japan.................         913         915       1,262       (394)      (231)      (609)        539         785      1,137
Eliminations..........      (7,243)     (7,360)     (9,258)      (131)      (131)
                        ----------  ----------  ----------  ---------  ---------  ---------  ----------  ----------  ---------
                        $  123,976  $  165,059  $  216,728  $  23,509  $  33,493  $  33,644  $   93,248  $  113,339  $ 159,631
                        ----------  ----------  ----------  ---------  ---------  ---------  ----------  ----------  ---------
                        ----------  ----------  ----------  ---------  ---------  ---------  ----------  ----------  ---------

------------------------------

(1) Principally reflects the Company's operations and assets in France, the United Kingdom and Germany.

    Export sales from the Company's United States operations are as follows:

                                                                   YEAR ENDED DECEMBER 31,
                                                               -------------------------------
                                                                 1995       1996       1997
                                                               ---------  ---------  ---------
                                                                       (IN THOUSANDS)
Asia Pacific.................................................  $  18,429  $  29,648  $  37,731
Japan........................................................     22,823     30,437     28,670
Europe.......................................................      7,045     11,317     11,273
Other........................................................      1,967      1,748      2,324
                                                               ---------  ---------  ---------
                                                               $  50,264  $  73,150  $  79,998
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------

    The aggregate foreign exchange gains and (losses) included in determining consolidated results of operations were $100,000, $(153,000) and $(34,000) in 1995, 1996, and 1997, respectively.

9.  DEFINED CONTRIBUTION BENEFIT PLANS

    The Company maintains three defined contribution plans under Section 401(k) of the Internal Revenue Code. Principally of all of the Company's domestic full-time employees are eligible to participate in one of the three plans. Under the plans, employees may contribute up to a maximum of 15% to 20% of their annual wages, depending on the plan. Employees are immediately vested in their contributions. Other than Digital's plan, the plans provide for partial matching contributions by the Company, which vest over a five-year period. Company contributions to the plans were $108,000, $205,000 and $296,000 in 1995, 1996 and 1997, respectively.

                    VEECO INSTRUMENTS INC. AND SUBSIDIARIES

                      CONDENSED CONSOLIDATED BALANCE SHEET

                             (DOLLARS IN THOUSANDS)

                                                                                                     SEPTEMBER 30,
                                                                                                         1998
                                                                                                     -------------
ASSETS
Current assets:
  Cash and cash equivalents........................................................................   $    14,251
  Accounts and trade notes receivable, less allowance for doubtful accounts of $1,088..............        46,795
  Inventories......................................................................................        51,621
  Prepaid expenses and other current assets........................................................         1,403
  Deferred income taxes............................................................................         6,001
                                                                                                     -------------
Total current assets...............................................................................       120,071
Property, plant and equipment at cost, less accumulated depreciation and amortization of $14,895...        36,262
Excess of cost over net assets acquired, less accumulated amortization
  of $1,138........................................................................................         4,220
Other assets.......................................................................................         5,338
                                                                                                     -------------
Total assets.......................................................................................   $   165,891
                                                                                                     -------------
                                                                                                     -------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities................................................................................   $    42,227
Other non-current liabilities......................................................................           995
Long term debt, net of current portion.............................................................        16,995
Total shareholders' equity.........................................................................       105,674
                                                                                                     -------------
Total liabilities and shareholders' equity.........................................................   $   165,891
                                                                                                     -------------
                                                                                                     -------------

                            See accompanying notes.

                    VEECO INSTRUMENTS INC. AND SUBSIDIARIES

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                              NINE MONTHS ENDED
                                                                                                SEPTEMBER 30,
                                                                                            ----------------------
                                                                                               1997        1998
                                                                                            ----------  ----------
Net sales.................................................................................  $  158,952  $  155,345
Cost of sales.............................................................................      80,829      83,883
                                                                                            ----------  ----------
Gross profit..............................................................................      78,123      71,462
Costs and expenses:
  Research and development expense........................................................      17,261      20,549
  Selling, general and administrative expense.............................................      28,842      31,403
  Amortization expense....................................................................         206         292
  Other--net..............................................................................        (335)       (695)
Merger expenses...........................................................................       2,250       7,500
Write-off of purchased in-process technology..............................................       4,200      --
                                                                                            ----------  ----------
                                                                                                52,424      59,049
                                                                                            ----------  ----------
Operating income..........................................................................      25,699      12,413
Interest expense (income), net............................................................         (79)        748
                                                                                            ----------  ----------
Income before income taxes................................................................      25,778      11,665
Income tax provision......................................................................       5,927       3,499
                                                                                            ----------  ----------
Net income................................................................................  $   19,851  $    8,166
                                                                                            ----------  ----------
                                                                                            ----------  ----------

Earnings per share:

  Net income per common share.............................................................       $1.38       $0.56

  Diluted net income per common share.....................................................       $1.33       $0.55

  Weighted average shares outstanding.....................................................      14,365      14,577

  Diluted weighted average shares outstanding.............................................      14,879      14,813

Pro forma presentation (SEE NOTE 1)

  Income before income taxes..............................................................  $   25,778  $   11,665

  Pro forma income tax provision..........................................................       9,850       4,316
                                                                                            ----------  ----------

  Pro forma net income....................................................................  $   15,928  $    7,349
                                                                                            ----------  ----------
                                                                                            ----------  ----------

  Pro forma net income per common share...................................................       $1.11       $0.50

  Pro forma diluted net income per common share...........................................       $1.07       $0.50

                            See accompanying notes.

                    VEECO INSTRUMENTS INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                                                               NINE MONTHS ENDED
                                                                                                 SEPTEMBER 30,
                                                                                              --------------------
                                                                                                1997       1998
                                                                                              ---------  ---------
OPERATING ACTIVITIES
Net income..................................................................................  $  19,851  $   8,166
Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation and amortization.............................................................      1,319      3,570
  Deferred income taxes.....................................................................     (1,919)    (1,399)
  Non-cash compensation charge..............................................................     --          1,585
  Write-off of purchased in-process technology..............................................      4,200     --
  Changes in operating assets and liabilities:
    Accounts receivable.....................................................................    (11,344)    (1,546)
    Inventories.............................................................................     (8,107)    (6,614)
    Accounts payable........................................................................      7,571     (5,756)
    Accrued expenses and other current liabilities..........................................      4,214        233
    Other, net..............................................................................        620      2,418
                                                                                              ---------  ---------
Net cash provided by operating activities...................................................     16,405        657
INVESTING ACTIVITIES
Capital expenditures, net...................................................................     (5,774)    (6,194)
Net assets of business acquired.............................................................     (4,375)    --
                                                                                              ---------  ---------
Net cash used in investing activities.......................................................    (10,149)    (6,194)
FINANCING ACTIVITIES
Proceeds from stock issuances...............................................................      1,751      1,952
Distributions to former shareholders of Digital.............................................     (8,000)    (2,000)
Other.......................................................................................        (83)      (156)
                                                                                              ---------  ---------
Net cash used in financing activities.......................................................     (6,332)      (204)
Effect of exchange rate changes on cash and cash equivalents................................       (179)      (452)
                                                                                              ---------  ---------
Net change in cash and cash equivalents.....................................................       (255)    (6,193)
Cash and cash equivalents at beginning of period............................................     26,322     20,444
                                                                                              ---------  ---------
Cash and cash equivalents at end of period..................................................  $  26,067  $  14,251
                                                                                              ---------  ---------
                                                                                              ---------  ---------

                            See accompanying notes.

                    VEECO INSTRUMENTS INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 1998

1.  BASIS OF PRESENTATION

    The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation (consisting of normal recurring accruals) have been included. Operating results for the nine months ended September 30, 1998 are not necessarily indicative of the results that may be expected for the year ending December 31, 1998. For further information, refer to the financial statements and footnotes thereto included elsewhere herein for the years ended December 31, 1995, 1996 and 1997.

    Earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and common equivalent shares outstanding during the period.

    The following table sets forth the reconciliation of diluted weighted-average shares outstanding:

                                                                           NINE MONTHS ENDED
                                                                             SEPTEMBER 30,
                                                                          --------------------
                                                                            1997       1998
                                                                          ---------  ---------
                                                                             (IN THOUSANDS)
Weighted-average shares outstanding.....................................     14,365     14,577
Dilutive effect of stock options........................................        514        236
                                                                          ---------  ---------
Diluted weighted-average shares outstanding.............................     14,879     14,813
                                                                          ---------  ---------
                                                                          ---------  ---------

    Pro forma net income and pro forma net income per share as shown on the Condensed Consolidated Statements of Income reflects income taxes for Digital Instruments, Inc. ("Digitial") as if Digital, which was merged in a transaction accounted for as a pooling of interests with the Company in May 1998, had been a "C" Corporation for all periods presented and, therefore, subject to federal income taxes at the corporation level (See Note 2).

2.  MERGER

    On May 29, 1998, the Company merged with Digital, a leader in scanning probe/atomic force microscopy (SPM/AFM). Under the merger, Digital shareholders received 5,583,725 shares of Veeco Instruments, Inc. ("Veeco" or the "Company") common stock. The merger was accounted for as a pooling of interests and, accordingly, historical financial data has been restated to include Digital data. Merger and reorganization expenses principally related to this transaction amounted to $7,500,000. They were comprised of transaction fees and expenses of $3,300,000, a $1,585,000 non-cash compensation charge related to stock issued in accordance with a pre-existing agreement with a key Digital Instruments employee, $1,415,000 of duplicate facility costs and $1,200,000 of reorganization costs all of which were charged to operating expenses during the nine month period ended September 30, 1998. Prior to the merger, Digital had elected "S" Corporation status for income tax purposes and therefore was not subject to federal income taxes at the corporation level. As a result of the merger, Digital's "S" corporation election was terminated. Pro forma net income, as presented in the Condensed Consolidated Statements of Income, reflects income taxes for Digital as if it had been a

                    VEECO INSTRUMENTS INC. AND SUBSIDIARIES
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.  MERGER (CONTINUED)
"C" Corporation for all periods presented. Upon termination of Digital's "S" Corporation status, the Company recorded deferred income taxes to provide for the cumulative deferred taxes as if Digital was a "C" Corporation which resulted in a credit to the provision for income taxes of approximately $1,073,000 during the nine-month period ended September 30, 1998.

    The following table displays the revenues and net income of the separate companies for the periods preceding the business combination and the post-merger amounts for the nine-month periods ended September 30, 1997 and 1998:

                                                                       NINE MONTHS ENDED
                                                                         SEPTEMBER 30,
                                                                     ----------------------
                                                                        1997        1998
                                                                     ----------  ----------
                                                                         (IN THOUSANDS)
Revenues:
  Veeco (pre-merger)...............................................  $  122,506  $   56,364
  Digital..........................................................      36,446      22,666
  Veeco (post-merger)..............................................          --      76,315
                                                                     ----------  ----------
  Combined.........................................................  $  158,952  $  155,345
                                                                     ----------  ----------
Net income (loss):
  Veeco (pre-merger)...............................................  $    9,494  $     (310)
  Digital..........................................................      10,357       4,242
  Veeco (post-merger)..............................................          --       4,234
                                                                     ----------  ----------
  Combined.........................................................  $   19,851  $    8,166
                                                                     ----------  ----------
                                                                     ----------  ----------

3.  INVENTORIES

    Interim inventories have been determined by lower of cost (principally first-in, first-out) or market. Inventories consist of:

                                                                      SEPTEMBER 30,
                                                                           1998
                                                                      --------------
                                                                      (IN THOUSANDS)
Raw materials.......................................................    $   29,430
Work in process.....................................................        11,225
Finished goods......................................................        10,966
                                                                           -------
                                                                        $   51,621
                                                                           -------
                                                                           -------

4.  OTHER INFORMATION

    Interest paid during the nine months ended September 30, 1997 and 1998 was $900,000 for each period. The Company made income tax payments of $4,300,000 during each of the nine-month periods ended September 30, 1997 and 1998.

                    VEECO INSTRUMENTS INC. AND SUBSIDIARIES
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5.  NEW ACCOUNTING PRONOUNCEMENTS

    As of January 1, 1998, the Company adopted Statement of Financial Accounting Standards ('SFAS") No. 130, "Reporting Comprehensive Income". SFAS No. 130 was retroactively applied to January 1, 1995. SFAS No. 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of this statement had no impact on the Company's reported net income or shareholders' equity. SFAS No. 130 requires foreign currency translation adjustments to be included in other comprehensive income, net of income taxes. Due to foreign net operating loss carryforwards, there is no income tax effect on the translation adjustments.

    For the nine months ended September 30, 1997 and 1998, total comprehensive income amounted to approximately $19,200,000 and $8,200,000, respectively.

    In June 1997, the Financial Accounting Standards Board issued SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information", which is effective for both interim and annual financial statements for periods ending after December 15, 1997. Segment information is not required to be reported in interim financial statements in the first year of application. The Company intends to adopt SFAS 131 for the fiscal year ending December 31, 1998.

                    VEECO INSTRUMENTS INC. AND SUBSIDIARIES

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                                                                       COL. C
                                                              ------------------------
                                                   COL. B            ADDITIONS                           COL. E
                                                ------------  ------------------------                ------------
                    COL. A                       BALANCE AT   CHARGED TO   CHARGED TO      COL. D      BALANCE AT
----------------------------------------------  BEGINNING OF   COSTS AND      OTHER     ------------     END OF
                 DESCRIPTION                       PERIOD      EXPENSES     ACCOUNTS     DEDUCTIONS      PERIOD
----------------------------------------------  ------------  -----------  -----------  ------------  ------------
Deducted from asset accounts:
  Year ended December 31, 1995:
    Allowance for doubtful accounts...........  $    558,000   $ 147,000    $  --       $     13,000  $    692,000
    Valuation allowance on net deferred tax
      assets..................................     2,858,000      --           --            945,000     1,913,000
                                                ------------  -----------  -----------  ------------  ------------
                                                $  3,416,000   $ 147,000    $  --       $    958,000  $  2,605,000
                                                ------------  -----------  -----------  ------------  ------------
                                                ------------  -----------  -----------  ------------  ------------
Deducted from asset accounts:
  Year ended December 31, 1996:
    Allowance for doubtful accounts...........  $    692,000   $ 200,000    $  --       $     89,000  $    803,000
    Valuation allowance on net deferred tax
      assets..................................     1,913,000      --           --          1,118,000       795,000
                                                ------------  -----------  -----------  ------------  ------------
                                                $  2,605,000   $ 200,000    $  --       $  1,207,000  $  1,598,000
                                                ------------  -----------  -----------  ------------  ------------
                                                ------------  -----------  -----------  ------------  ------------
Deducted from asset accounts:
  Year ended December 31, 1997:
    Allowance for doubtful accounts...........  $    803,000   $ 403,000    $  --       $    201,000  $  1,005,000
    Valuation allowance on net deferred tax
      assets..................................       795,000     199,000       --            --            994,000
                                                ------------  -----------  -----------  ------------  ------------
                                                $  1,598,000   $ 602,000    $  --       $    201,000  $  1,999,000
                                                ------------  -----------  -----------  ------------  ------------
                                                ------------  -----------  -----------  ------------  ------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                3,575,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                              -------------------

                              P R O S P E C T U S

                              -------------------

                              MERRILL LYNCH & CO.

                          DONALDSON, LUFKIN & JENRETTE

                     NATIONSBANC MONTGOMERY SECURITIES LLC

                              SALOMON SMITH BARNEY

                           SOUNDVIEW TECHNOLOGY GROUP

                                FEBRUARY 2, 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------